UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date July 28, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk and subsidiaries

Consolidated financial statements as of June 30, 2016 (unaudited) and for the six  months period then ended (unaudited)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND FOR THE SIX  MONTHS PERIOD THEN ENDED

(UNAUDITED)

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2016 (unaudited) and December 31, 2015 (audited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	June 30, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,32,38	21,431	28,117
Other current financial assets	2c,2d,2e,2u,4,32,38	2,741	2,818
Trade and others receivables	2g,2u,2ab,5,15,16,25,38	14,434	7,872
Inventories - net of provision for obsolescence	2h,6,15,16	734	528
Advances and prepaid expenses	2c,2i,7,32	5,606	5,839
Claim for tax refund	2t,27	89	66
Prepaid taxes	2t,27	3,130	2,672
Assets held for sale	9	65	-
Total Current Assets		48,230	47,912
NON-CURRENT ASSETS
Long-term investments	2f,8	1,819	1,807
Property and equipment - net of accumulated depreciation	2d,2l,2m,9,15,16	108,743	103,700
Prepaid pension benefit cost	2s,30	925	1,331
Advances and other non-current assets	2c,2i,2l,2n,2u,10,32,35,38	7,537	7,153
Claims for tax refund - net of current portion	2t,27	837	1,013
Intangible assets - net of accumulated amortization	2d,2k,2n,11	3,101	3,056
Deferred tax assets - net	2t,27	219	201
Total Non-current Assets		123,181	118,261
TOTAL ASSETS		171,411	166,173
LIABILITIES AND EQUITY CURRENT LIABILITIES
Trade and others payables	2c,2o,2r,2u,12,32,38	14,167	14,284
Taxes payable	2t,27	3,161	3,273
Accrued expenses	2c,2r,2u,13	9,978	8,247
Unearned income	2r,14	7,292	4,360
Advances from customers and suppliers	2c,32	870	805
Short-term bank loans and current maturities of long-term liabilities	2c,2m,2p,2u,15,32,38	5,093	4,444
Total Current Liabilities		40,561	35,413
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,27	2,090	2,110
Other liabilities	2r	294	382
Long service award provisions	2s,31	487	501
Pension benefits and other post-employment benefits	2s,30	4,237	4,171
Long-term borrowings	2c,2m,2p,2u,16	28,898	30,168
Total Non-current Liabilities		36,006	37,332
TOTAL LIABILITIES		76,567	72,745
EQUITY
Capital stock	1c,18	5,040	5,040
Additional paid-in capital	2d,2v,19	4,931	2,935
Treasury stock	2v,20	(2,542)	(3,804)
Other equity	1d,2d,2f,2u,21	303	508
Retained earnings	29	15,337	15,337
Appropriated
Unappropriated		55,752	55,120
Net equity attributable to:
Owners of the Parent Company		78,821	75,136
Non-controlling Interests	2b,17	16,023	18,292
TOTAL EQUITY		94,844	93,428
TOTAL LIABILITIES AND EQUITY		171,411	166,173

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

1

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Six Months Period Ended June 30, 2016 and 2015 (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2016	2015
REVENUES	2c,2r,22,32	56,454	48,840
Operations, maintenance and telecommunication service expenses	2c,2h,2r,6,24,32	(16,174)	(14,112)
Depreciation and amortization expenses	2k,2l,2m,2r,9,10,11	(8,739)	(8,793)
Personnel expenses	2c,2r,2s,13,23,30,31,32	(6,405)	(5,882)
Interconnection expenses	2c,2r,26,32	(1,413)	(1,952)
General and administrative expenses	2c,2g,2r,2t,5,25,32	(1,938)	(2,024)
Marketing expenses	2r	(1,729)	(1,414)
Gain (loss) on foreign exchange - net	2q	(170)	25
Other income	2r,9c	590	477
Other expenses	2r,9c,34c	(589)	(42)
OPERATING PROFIT		19,887	15,123
Finance income	2c,32	886	600
Finance costs	2c,2r,32	(1,301)	(1,004)
Share of profit of associated companies	2f,8	26	1
PROFIT BEFORE INCOME TAX		19,498	14,720
INCOME TAX (EXPENSE) BENEFIT	2t,2ab,27
Current		(4,872)	(3,895)
Deferred		37	154
		(4,835)	(3,741)
PROFIT FOR THE YEAR		14,663	10,979
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	1d,2b,2f	(80)	67
Change in fair value of available-for-sale financial assets	2u	4	(1)
Share of other comprehensive income of associated companies		(1)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial gain, net of tax	2s,30	-	-
Other comprehensive income - net		(77)	66
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		14,586	11,045
Profit for the year attributable to:
Owners of the parent company		9,926	7,447
Non-controlling interests	2b,17	4,737	3,532
		14,663	10,979
Total comprehensive income for the year attributable to:
Owners of the parent company		9,849	7,513
Non-controlling interests	2b,17	4,737	3,532
		14,586	11,045
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)	2x,28
Net income per share		101.07	75.85
Net income per ADS (200 Series B shares per ADS)		20,213.32	15,170.87

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

2

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six  Months Period Ended June  30, 2016 and 2015 (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests		Total equity
Balance, January 1, 2016		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292		93,428
Investment in subsidiaries		-	-	-	-	-	-	-	62		62
Acquisition of non controlling interest	1d	-	-	-	(129)	-	-	(129)	(10)		(139)
Cash dividends	2w,28	-	-	-	-	-	(9,293)	(9,293)	(7,058)		(16,351)
Sale of treasury stock	20	-	1,996		1,262	-	-	-	3,258	-	3,258
Profit for the year	1d,2b,17	-	-	-	-	-	9,296	9,926	4,737		14,663
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	(76)	-	(1)	(77)	-		(77)
Balance, June 30, 2016		5,040	4,931	(2.542)	303	15.337	55,752	78,821	16,023		94,844

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the Six  Months Period Ended June  30, 2016 and 2015 (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2015		5,040	2,899	(3,836)	381	15,337	47,995	67,816	18,323	86,139
Investments in associated entities		-	-	-	-	-	-	-	(4)	(4)
Cash dividends	2w, 28	-	-	-	-	-	(8,782)	(8,782)	(6,133)	(14,915)
Profit for the year	1d,2b,17	-	-	-	-	-	7,447	7,447	3,532	10,979
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	66	-	-	66	-	66
Balance, June 30, 2015		5,040	2,899	(3,836)	447	15,337	46,660	66,547	15,718	82,265

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six  Months Period Ended June  30, 2016 and 2015 (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		52,735	45,109
Other operators		3,793	2,136
Total cash receipts of revenues		56,528	47,245
Interest income received		905	595
Cash payments for expenses		(18,884)	(17,881)
Cash payments to employees		(6,622)	(6,259)
Payments for corporate and final income taxes		(4,750)	(4,438)
Payments for interest costs		(1,419)	(983)
Payment for value added taxes - net		(622)	276
Other cash (payments) receipts - net		(447)	85
Net cash provided by operating activities		24,689	18,640
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	9	210	177
Placements in time deposit and assets available-for-sale		75	(169)
Proceeds from insurance claims	9	25	68
Acquisition of property and equipment	9	(13,314)	(9,930)
Acquisition of intangible assets	11	(689)	(480)
(Increase) decrease in advances for purchases of property and equipment		(218)	209
Acquisition of non-controlling interest	1d	(139)	-
Acquisition of other assets		(25)	(2)
Invest in long-term investments	8	(10)	(7)
Net cash used in investing activities		(14,085)	(10,134)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	15,16	2,152	17,327
Capital contribution of non-controlling interests in subsidiaries		52	(4)
Cash dividends paid to the Company’s stockholders	29	(9,293)	(8,782)
Cash dividends paid to non-controlling interests of subsidiaries		(7,058)	(6,133)
Payments of bank loans and other borrowings	15,16	(2,899)	(4,657)
Net cash used in financing activities		(17,046)	(2,249)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(6,442)	6,257
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(244)	357
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	28,117	17,672
CASH AND CASH EQUIVALENTS AT END OF PERIOD	3	21,431	24,286

The accompanying note to the consolidated financial statement form an integral part of these consolidated financial statement taken as a whole

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about, among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supporting  business activities of the Company, addition of special right of Series A Dwiwarna stockholders, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No.20 dated May 12, 2015 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0938775  dated June 9, 2015 and MoLHR decision’s No. AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities are  to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regards to achieving this objective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling, leasing,  and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling,  and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.    Investing  including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

iii.    Collaborating  with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieving the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

  Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, Internet Interconnection Service, and Internet Access Service, there are  additional informations  required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate as internet service provider	83/KEP/DJPPI/ KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/ KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate network access point	331/KEP/M.KOMINFO/09/2013	Internet connection services	September 24, 2013
License to operate internet telephone services for public purpose	Kepdirjen PPI No.127 Tahun 2016	ITKP services	March30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit Switched based local fixed line network	May 31, 2016

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

1.   Board of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No.50 of Ashoya Ratam, S.H., MKn., dated on April 22, 2016, and Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No.26 of Ashoya Ratam, S.H., MKn., dated on April 17, 2015, the composition of the Company’s Board of Commissioners and Directors as of June 30, 2016 and December 31, 2015, respectively, were  as follows:

	June 30, 2016	December 31, 2015
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Pontas Tambunan	Margiyono Darsasumarja
Independent Commissioner	Rinaldi Firmansyah	Rinaldi Firmansyah
Independent Commissioner	Margiyono Darsasumarja	Parikesit Suprapto
Independent Commissioner	Pamiyati Pamela Johanna	Pamiyati Pamela Johanna
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Heri Sunaryadi
Director of Digital and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhammad Awaluddin	Muhammad Awaluddin
Director of Wholesale and International Services	Honesti Basyir	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Abdus Somad Arief
Director of Consumer Services	Dian Rachmawan	Dian Rachmawan

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of June 30, 2016  and December 31 2015, were as follows:

	June 30, 2016*	December 31, 2015
Chair	Rinaldi Firmansyah	Rinaldi Firmansyah
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Margiyono Darsasumarja	Parikesit Suprapto
Member	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	-
Corporate Secretary	Andi Setiawan	Andi Setiawan

*The changes of Audit Committee are based on Board of Commissioner’s Regulation No.07/KEP/DK/2016 dated March 31, 2016.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees (continued)

3.   Employees

As of June 30, 2016 and December 31, 2015, the Company and subsidiaries (“Group”)  had 24,563 employees and 24,785 employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on the decision of the EGM of the Company on December 21, 2005, the AGM of the Company on June 29, 2007, dated June 20, 2008, and dated May 19, 2011, the Company’s shareholders approve each plan phase I, II, III and IV to repurchase Series B shares (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No.38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)  and delisted from the LSE, respectively.

As of June 30, 2016, all of the Company’s Series B shares are listed on the IDX and 39,201,321 ADS shares are listed on the NYSE (Note 18).

On June 25, 2010  the Company issued the second rupiah bonds with a nominal amount of Rp1,005  billion for Series A, a five-year period and Rp1,995  billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b.i).

On December 21, 2015, the Company has sold the remaining shares of treasury stock phase III (Note 20).

On June 29, 2016, the Company has sold the shares of treasury stock phase IV (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries

As of June 30, 2016 and December 31, 2015, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)   Direct subsidiaries:

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
PT Telekomunikasi Selular (“Telkomsel”) Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	78,860	84,086
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia/ May 9, 2003	1998	100	100	10,351	8,563
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	9,868	9,341
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	6,149	5,604
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ November 26, 2012	2013	100	100	4,850	3,696
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	4,018	3,581
PT PINS Indonesia (“PINS”) Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	3,270	2,960
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”) Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	100	841	647
PT Patra Telekomunikasi Indonesia (“Patrakom”) Jakarta, Indonesia	Telecomunication- provides satellite communication system, services and facilities/ September 28, 1995	1996	100	100	466	472

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(i)   Direct subsidiaries: (continued)

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

(ii) Indirect subsidiaries:

                .

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/May 1,1987	1988	100	100	4,636	3,587
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	2,007	1,618
PT Infomedia Nusantara(“Infomedia”), Jakarta, Indonesia	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22,1999	1984	100	100	1,873	1,622
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/February 1, 2012	2012	55	55	1,501	1,245
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services/October 31, 2005	2006	60	60	910	513
Telekomunikasi Indonesia International (“TL”) S.A., Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	791	854
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/January 22, 2013	2013	99.99	99.99	687	618

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries: (continued)

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/ December 8, 2010	2010	100	100	372	326
PT Metra Digital Investama (“MDI”) previously PT Metra Media Jakarta, Indonesia	Trading and/or providing service related to information and tehnology multimedia, entertainment and investment/January 8, 2013	2013	99.99	99.99	328	4
Telekomunikasi Indonesia Internasional Pty Ltd. (“Telkom, Australia”) Australia	Telecommunication/ January 9, 2013	2013	100	100	180	171
PT Nusantara	Service and trading/ September 1, 2014	2014	99.99	99.99	179	165
Sukses Investasi (”NSI”) Jakarta, Indonesia
PT Graha Yasa Selaras (“GYS”) Jakarta, Indonesia	Tourism service/ April 27, 2012	2012	51	51	175	160
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/February 25, 2010	2002	99.99	75	166	160
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network & e-commerce services/April 9, 2012	2012	60	60	136	85
PT MetraNet (“Metranet”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	99.99	99.99	76	66
PT Sarana Usaha Sejahtera Insanpalapa (”TelkoMedika”) Jakarta, Indonesia	Health services, medicine services including pharmacies, laboratories and other health care support/November 30, 2015	2008	75	75	48	49
PT Pojok Celebes Mandiri (“PCM”) Jakarta, Indonesia	Tour agent/bureau services/August 16, 2013	2008	51	51	18	18
PT Satelit Multimedia Indonesia (“SMI”) Jakarta, Indonesia	Satellite services/ March 25, 2013	2013	99.99	99.99	14	13
PT Nusantara Sukses Sarana (”NSS”) Jakarta, Indonesia	Building and hotel management service, and other services/ September 1, 2014	2014	99.99	99.99	13	-

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries: (continued)

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Telekomunikasi Indonesia International (“Telkom USA”) Inc. USA	Telecommunication/ December 11, 2013	2014	100	100	10	52
PT Nusantara Sukses Realti (”NSR”) Jakarta, Indonesia	Service and trading/ September 1, 2014	-	99.99	99.99	-	-
PT Metra TV (“Metra TV”) Jakarta, Indonesia	Subscription-broadcasting services/ January 8, 2013	2013	99.83	99.83	-	-

(a)   Metra

On November 30, 2015 Metra acquired 13,850 shares of TelkoMedika (equivalent to 75% ownership) with acquisition cost amounting to Rp69.5 billion. TelkoMedika engaged in health procurement and medicinal services including the establishment of pharmacies, hospital, clinic, or other healthcare support.

Based on notarial deed Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10,11,12,13,14 dated May 25, 2016, Metra purchased 2,000 shares of PT. Administrasi Medika (Admedika) from the non-controlling interest equivalent to 25% ownership amounting to Rp139 billion.

            (b)  Sigma

Based on notarial deed No.09 dated December 18, 2015 of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., approved by MoLHR through its decision letter No. AHU-AH.01.03-09904427 dated December 22, 2015, Sigma purchased 55% ownership in PT Media Nusantara Global Data ("MNDG") which is engaged in data center services.

The acquisition cost amounted to Rp45 billion and the fair value of identifiable net assets amounted to Rp30 billion resulting in a goodwill of Rp15 billion (Note 11).

            (c)   Telin

On May 19, 2015, Pachub Acquisition Co. was incorporated, with Telekomunikasi Indonesia International (USA) obtaining 100% direct ownership.

On May 29, 2015, Telkom USA and Pachub Acquisition Co entered into an agreement and plan of merger with AP Teleguam Holdings, Inc. In June 2016, the agreement related to the merger was terminated.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved for issuance by the Board of Directors on July 26, 2016.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements prepared in accordance with Financial Accounting Standards ("SAK") in Indonesia, which includes the Statement of Financial Accounting Standards ("PSAK") in Indonesia and the Interpretation of Financial Accounting Standards ("ISAK") in Indonesia issued by the Financial Accounting Standards Board Association accountant Indonesia and the Capital Market Supervisory Agency and Financial Institution (Bapepam-LK) No. VIII.G.7 regarding "Presentation and Disclosure of Financial Statements of Public Company", which is enclosed in the letter KEP-347 / BL / 2012.

a.   Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts, which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

            Accounting Standards Issued but not yet Effective

Effective January 1, 2017:

•         Amendments to PSAK 1: Presentation of Financial Statements on Disclosure Initiative.

The amendments provide clarification on the application of the requirements of materiality, the flexibility of systematic order of the notes to the financial statements and the identification of significant accounting policies.

•         ISAK 31: Interpretation on the Scope of PSAK 13: Investment Property.

The ISAK provides an interpretation of the characteristics of the building used as part of the definition of investment property in PSAK 13: Investment Property. The building as investment property refer to structures that have physical characteristics generally associated as a building with the walls, floors, and roofs are attached to the assets.

b.    Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Principles of consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•     derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

•     derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

•     recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

•     recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

•     recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012. The party  which is  considered as a related party is  a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No.VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Formerly, the Group in its disclosure applied the definition of related party used based on PSAK 7 “Related Party”.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.   Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.   Business combinations (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during which the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.    Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

      The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.     Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

b.    Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.   Inventories

Inventories consist of components, which are subsequently expensed or reclassified into property and equipment upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, set top boxes, wireless broadband modems, and blank prepaid vouchers.

The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.   Intangible assets

Intangible assets mainly consist of software and license. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets (continued)

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statement of profit or loss and other comprehensive income.

l.    Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satelite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Asset Customer Premisses Equipment (“CPE”)	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statement of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statement of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are  added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

      Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.   Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized over the shorter of the legal term of the land rights or the economic life of the land.

o.   Trade payables

      Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if this period is longer). If not, they are presented as non-current liabilities.

      Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

p.   Borrowings

      Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

      Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.   Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte., Singapore, and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose accounting records is maintained in Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date, as follows (in full amount):

	June 30, 2016		December 31, 2015
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	13,210	13,215	13,780	13,790
Australian dollar (“AU$”) 1	9,828	9,839	10,076	10,092
Euro 1	14,689	14,699	15,049	15,064
Yen 1	128.39	128.53	114.47	114.56

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Foreign currency translations (continued)

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.    Revenue and expense recognition

i.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.    Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 18 years. Starting 2015, revenues from fixed line installation are not deferred, and recognized as revenue when received as the amount is not significant.

iii.   Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s  network (transit).

iv.   Data, internet and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

v.   Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.   Other telecommunications revenues

Revenues from sales of handsets or other telecommunication equipment are recognized when delivered to customers.

Revenues from tower lease are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other telecommunications services are recognized when services are rendered to customers.

vii.  Multiple-element arrangements

      Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts  as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when,  in substance, the Group has acted  as agents and earned commission from the suppliers of the goods and services sold.

ix.   Customer loyalty programme

  The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.  Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

ix.   Expenses

      Expenses are recognized as they are incurred.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

i.    Short-term employee benefits (continued)

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

ii.    Post-employment benefit plans and other long-term employee benefits

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension and post-retirement health care benefits as well as qualifying insurance policy. The assets measured at their fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•      The date of plan amendment or curtailment; and

•      The date that the Group recognized restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in personnel expenses as they become payable.

iii.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.    Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statement of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to tax obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes  and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes  and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Final income tax on  construction services and lease are presented as part of “Other Expenses”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

i.      Financial assets

The Group classifies its  financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commit to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables and other non-current financial assets.

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statement of profit or loss and other comprehensive income in the period in which they arise. Financial asset measured at fair value through profit loss consists of derivative asset-put option which is recognized as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other things, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)     those that the Group,  upon initial recognition, designates as at fair value through profit or loss;

b)    those that the Group  designates as available-for-sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of June 30, 2016 and December 31, 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets consist of available-for-sale securities which are recorded as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statement of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statement of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.     Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, loans and other borrowings, and other liabilities. Loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance  leases.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of June 30, 2016 and December 31, 2015.

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, loans and other borrowings, and  other liabilities. Loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

      iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.    the normal course of business;

b.    the event of default; and

c.    the event of insolvency or bankruptcy of the Group and all of the counterparties.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms’ length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 38.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the  collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

vi.   Derecognition of financial instrument

The Group derecognizes  a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers  substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes  a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

v.   Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employees ownership program is accounted for at its fair value at grand date. The difference between the cost and the proceeds from the sale/transfer value of treasury stock is credited to “Additional Paid-in Capital”.

w.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.   Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 200, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group's  chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.   Provision

      Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

      Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Impairment of non-financial assets

The Group assesses, at the end of each reporting period, whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in  profit or loss under “Depreciation and Amortization” in the consolidated statements  of profit or loss and other comprehensive income.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses for an asset,  other than goodwill,  may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset,  other than goodwill,  is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

ab. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Critical Accounting Estimates and Judgements (continued)

i.    Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

ii.   Useful lives of property and equipment

The Group estimate the useful lives of their property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group review estimates of useful lives at least each financial year end and such estimates are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the  property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amount of property and equipment are disclosed in Note 9.

iii.  Provision for impairment of receivables

The Group assesses  whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amount of provision for impairment of receivables are disclosed in Note 5.

iv.  Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amount of income tax are disclosed in Note 27.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

3.    CASH AND CASH EQUIVALENTS

		June 30, 2016		December 31, 2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	69	-	10
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	794	-	672
	US$	36	481	51	707
	JPY	7	1	11	1
	EUR	1	9	1	8
	HKD	1	1	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	604	-	508
	US$	3	36	22	299
	EUR	5	71	5	72
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	118	-	140
	US$	4	51	11	155
Others	Rp	-	16	-	14
	US$	0	0	0	0
Sub-total			2,182		2,577
Third parties
Standard Chartered Bank (“SCB”)	Rp	-	-	-	0
	US$	13	175	31	430
	SGD	9	92	1	13
PT Bank Muamalat Indonesia Tbk (“Bank Muamalat”)	Rp	-	42	-	61
	US$	0	3	27	373
The Hongkong and Shanghai Banking
Corporation Ltd. (“HSBC”)	US$	12	163	8	110
	HKD	1	2	10	18
	SGD	0	1	1	6
Citibank, N.A. (“Citibank”)	Rp	-	23	-	103
	US$	1	16	2	26
	EUR	0	0	0	4
Others (each below Rp75 billion)	Rp	-	180	-	98
	US$	4	55	1	15
	EUR	0	0	0	0
	AUD	0	0	1	13
	TWD	3	1	19	8
	MYR	0	0	0	0
	HKD	0	0	0	0
	MOP	0	0	0	0
Sub-total			753		1,278
Total cash in banks			2,935		3,855
Time deposits
Related parties
BNI	Rp	-	4,604	-	3,031
	US$	3	42	1	9
BRI	Rp	-	2,027	-	2,831
	US$	193	2,555	201	2,763
Bank Mandiri	Rp	-	1,111	-	2,863
	US$	7	92	5	69
PT Bank Tabungan Negara (Persero) Tbk (“Bank BTN”)	Rp	-	1,343	-	885
Sub-total			11,774		12,451

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

3.    CASH AND CASH EQUIVALENTS (continued)

		June 30, 2016		December 31, 2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“BJB”)	Rp	-	1,337	-	1,884
	US$	19	257	10	138
PT Bank OCBC NISP Tbk
(“OCBC NISP”)	Rp	-	1,018	-	950
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	424	-	1,173
	US$	-	-	55	759
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	662	-	1,265
	US$	37	491	70	960
Bank Permata	Rp	-	1,094	-	1,692
SCB	Rp	-	-	-	550
PT Bank UOB Indonesia (“UOB”)	Rp	-	100	-	300
Bank Muamalat	Rp	-	51	-	142
	US$	15	198	-		-
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	550	-	1,605
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	-	284	-	146
PT Bank Danamon Tbk Indonesia (“Bank Danamon”)	Rp	-	-		71
PT Bank Panin Tbk (“Bank Panin”)	Rp	-	-	-	91
PT Bank Maybank Indonesia (“Bank Maybank”)	Rp	-	125		25
Others (each below Rp75 billion)	Rp		62	-	50
Sub-total			6,653		11,801
Total time deposits			18,427		24,252
Grand Total			21,431		28,117

Interest rates per annum on time deposits are as follows:

	June 30, 2016	December 31, 2015
Rupiah	4.00%-10.00%	3.75%-10.50%
Foreign currencies	0.10%-2.00%	0.10%-3.00%

The related parties in which the Group places  its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 32 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

4.   OTHER CURRENT FINANCIAL ASSETS

      The breakdown of other current financial assets is as follows:

		June 30, 2016		December 31, 2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
Bank Mandiri	US$	18	239	20	278
Third parties
SCB	US$	2	24	1	11
Total time deposits			263		289
Available-for-sale financial assets
Related parties
State-owned enterprises	US$	4	56	4	59
Government	US$	2	27	2	29
Sub-total			83		88
Third parties	Rp	-	78	-	72
Total available-for-sale financial assets			161		160
Escrow accounts	Rp	-	2,121	-	2,121
	US$	-	-	3	41
Others	Rp	-	185	-	192
	US$	0	1	0	1
	AUD	1	10	1	14
Total			2,741		2,818

The majority of escrow accounts represent Telkomsel’s account in BNI, in relation to the Conditional Business Transfer Agreement between Telkomsel and the Company (Note 35c.ii).

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	June 30, 2016	December 31, 2015
Foreign currencies	0.83%-1.11%	0.85%-0.88%

Refer to Note 32 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

5.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	June 30, 2016	December 31,2015
Trade receivables	13,429	10,565
Provision for impairment of receivables	(3,197)	(3,048)
Net	10,232	7,517
Other receivables	4,205	358
Provision for impairment of receivables	(3)	(3)
Net	4,202	355
Total trade and other receivables	14,434	7,872

Other receivables comprise mostly of receivable from sale of treasury stocks transaction amounting to Rp.3,253 billion (note 20).

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	June 30, 2016	December 31, 2015
State-owned enterprises	409	270
Indonusa	379	342
PT Indosat Tbk (“Indosat”)	302	361
Others	183	378
Total	1,273	1,351
Provision for impairment of receivables	(115)	(247)
Net	1,158	1,104

                                               (ii)   Third parties

	June 30, 2016	December 31, 2015
Individual and business subscribers	9,294	8,020
Overseas international carriers	2,862	1,194
Total	12,156	9,214
Provision for impairment of receivables	(3,082)	(2,801)
Net	9,074	6,413

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

5.   TRADE AND OTHER RECEIVABLES (continued)

b.   By age (continued)

(i)     Related parties

	Juni 30, 2016	December 31, 2015
Up to 6 months	827	833
7 to 12 months	40	67
More than 12 months	406	451
Total	1,273	1,351
Provision for impairment of receivables	(115)	(247)
Net	1,158	1,104

(ii)   Third parties

	June 30, 2016	December 31, 2015
Up to 3 months	7,788	5,816
More than 3 months	4,368	3,398
Total	12,156	9,214
Provision for impairment of receivables	(3,082)	(2,801)
Net	9,074	6,413

(iii)  Aging of total trade receivables

	June 30, 2016		December 31, 2015
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	6,336	76	4,353	266
Past due up to 3 months	2,179	197	2,235	202
Past due more than 3 to 6 months	1,281	363	583	216
Past due more than 6 months	3,633	2,561	3,394	2,364
Total	13,429	3,197	10,565	3,048

                   The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of June 30, 2016 and December 31, 2015, the carrying amount of trade receivables of the Group considered past due but not impaired amounted to Rp3,972 billion and Rp3,430 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

5.   TRADE AND OTHER RECEIVABLES (continued)

c.   By currency

(i)   Related parties

	June 30, 2016	December 31, 2015
Rupiah	1,257	1,328
U.S. dollar	16	23
Total	1,273	1,351
Provision for impairment of receivables	(115)	(247)
Net	1,158	1,104

(ii)    Third parties

	June 30, 2016	December 31, 2015
Rupiah	11,067	7,761
U.S. dollar	1,065	1,436
Australian dollar	20	14
Others	4	3
Total	12,156	9,214
Provision for impairment of receivables	(3,082)	(2,801)
Net	9,074	6,413

d.              Movements in the provision for impairment of receivables

	June 30, 2016	December 31, 2015
Beginning balance	3,048	3,096
Provision recognized during the period (Note 24)	149	1,010
Receivables written off	-	(1,058)
Ending balance	3,197	3,048

             The receivables written off relate to both related-party and third-party trade receivables.

      Management believes that the provision for impairment of trade receivables is adequate to cover  losses on uncollectible trade receivables.

As of June  30, 2016, certain trade receivables of the subsidiaries amounting to Rp4,551 billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

              Refer to Note 32  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

6.    INVENTORIES

	June 30, 2016	December 31, 2015
Components	478	342
SIM cards, set top boxes, and blank prepaid vouchers	171	131
Others	130	96
Total	779	569
Provision for obsolescence
Components	(18)	(14)
SIM cards, set top boxes and blank prepaid vouchers	(27)	(27)
Others	-	0
Total	(45)	(41)
Net	734	528

Movements in the provision for obsolescence are as follows:

	June 30, 2016	December 31, 2015
Beginning balance	41	43
Provision recognized during the year	4	2
Inventory write off	-	(4)
Ending balance	45	41

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of June 30, 2016 and 2015 amounted to Rp1,015 billion and Rp984 billion, respectively (Note 24).

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries amounting to Rp268 billion have been pledged as collateral under lending agreements (Notes 15  and 16c).

As of June 30, 2016 and December 31, 2015, modules and components held by the Group with book value amounting to Rp222 billion and Rp219 billion, respectively, has  been insured against fire, theft, and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of June 30, 2016 and December 31, 2015 amounted to Rp291 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

7.   ADVANCES AND PREPAID EXPENSES

	June 30, 2016	December 31, 2015
Frequency license (Notes 35c.i and 35c.ii)	1,775	2,935
Prepaid rental	1,373	1,055
Advances	765	729
Salaries	431	347
Imprest fund	129	28
Others (each below Rp75 billion)	1,133	745
Total	5,606	5,839

Refer to Note 32 for details of related party transactions.

8.   LONG-TERM INVESTMENTS

	June 30, 2016
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net (loss) profit of associated company	Dividend	Translation	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.65	1,404	-	50	(23)	-	1,431
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	71	(20)		-	-	51
PT Melon Indonesia (“Melon”) [d]	51.00	50	-	8	-	-	58
PT Integrasi Logistik Cipta Solusi (“ILCS”) [e]	49.00	40	-	(3)	-	-	37
Telin Malaysia[f]	49.00	6	3	(9)	-	-	-
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,792	3	26	(23)	-	1,798
Other long-term investments		15	6	-	-	-	21
Total Long-term investments		1,807	9	26	(23)	-	1,819

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

8.    LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2016:

	Tiphone*	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM*
Statements of financial position
Current assets	6,230	243	76	166	104	2	185
Non-current assets	753	460	81	22	21	17	1,221
Current liabilities	(1,007)	(747)	(54)	(72)	(49)	(27)	(731)
Non-current liabilities	(3,052)	(293)	-	(1)	(1)	-	(1.535)
Equity (deficit)	2,924	(337)	103	115	75	(8)	(860)
Statements of profit or loss and other comprehensive income
Revenues	6,271	292	17	145	30	3	164
Operating expenses	(6,072)	(334)	(66)	(131)	(36)	(22)	(364)
Other income (expenses) including finance costs - net	(50)	1	(3)	2	(1)	-	(74)
Profit (loss) before tax	149	(41)	(52)	16	(7)	(19)	(274)
Income tax expense	(38)	-	13	-	-	-	-
Profit (loss) for the year	111	(41)	(39)	16	(7)	(19)	(274)
Other comprehensive income (loss)	(4)	-	-	-	-	-	-
Total comprehensive income for the year	107	(41)	(39)	16	(7)	(19)	(274)

        *Using financial information as of March 31, 2016 and for the period then ended.

        **Using financial information as of December 31, 2015 and for the year then ended.

	December 31, 2015
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net (loss) profit of associated company	Dividend	Share of other comprehensive income of associated company	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.65	1,392	-	32	(18)	(2)	1,404
Indonusab	20.00	221	-	-	-	-	221
Teltranetc	51.00	52	43	(24)	-	-	71
Melon d	51.00	43	-	7	-	-	50
ILCS e	49.00	38	-	2	-	-	40
Telin Malaysiaf	49.00	6	19	(19)	-	(0)	6
CSMg	25.00	-	-	-	-	-	-
Sub-total		1,752	62	(2)	(18)	(2)	1,792
Other long-term investments		15	-	-	-	-	15
Total Long-term investments		1,767	62	(2)	(18)	(2)	1,807

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

8.   LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2015:

	Tiphone*	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM*
Statements of financial position
Current assets	6,364	186	117	131	105	18	185
Non-current assets	765	471	58	27	32	10	1,221
Current liabilities	(1,257)	(850)	(35)	(57)	(54)	(17)	(731)
Non-current liabilities	(3,056)	(103)	(1)	(2)	(1)	-	(1,535)
Equity (deficit)	2,816	(296)	139	99	82	11	(860)
Statements of profit or loss and other comprehensive income
Revenues	22,040	599	-	89	41	3	164
Operating expenses	(21,290)	(608)	(21)	(82)	(43)	(17)	(364)
Other income (expenses)including finance costs - net	(249)	(37)	6	2	(0)	-	(74)
Profit (loss) before tax	501	(46)	(15)	9	(2)	(14)	(274)
Income tax expense	(130)	(19)	-	-	-	-	-
Profit (loss) for the year	371	(65)	(15)	9	(2)	(14)	(274)

                 *Using financial information as of December 31, 2015 and for the year then ended.

a   Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as for celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for  Rp1,395 billion.

    As of June  30, 2016 and December 31, 2015, the fair value of investment amounting to R1,184 billion and Rp1,351 billion, respectively. The fair value was calculated by multiplying number of shares by the published price quotation as of June  30, 2016 and December 31, 2015 amounting to Rp675 and Rp770  per share, respectively.

   Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2015 is as follows:

December, 31 2015
Assets	7,129
Liabilities	(4,313)
Net assets	2,816
Group’s proportionate share of net assets (24.65% in 2015)	694
Goodwill	710
Carrying amount of long-term investment	1,404

b   Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by  Rp80 billion. The Company has waived its right to own the new shares issued and transferred it to Metra and,  as a result,  Metra’s ownership in Indonusa increased to 4.33%.

c    Investment in Teltranet is accounted for under the equity method, which covered on an agreement between Metra and Telstra Holding Singapore Pte. Ltd. on August 29, 2014. Teltranet is engaged in communication system  services. Metra does not have control as it does not determine the financial and operating policies of Teltranet.

d    Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). Metra does not have control over Melon due to the existence of substantive participating rights held by the other venturer over the financial and operating policies of Melon.

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia.

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the year  ended December 31, 2015 amounting to Rp215 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT

	January 1, 2016	Additions	Deductions	Reclassifications/Translations	June 30, 2016
At cost:
Directly acquired assets
Land rights	1,270	3	-	-	1,273
Buildings	6,033	2	(2)	261	6,294
Leasehold improvements	1,036	54	(7)	28	1,111
Switching equipment	19,823	107	(9)	245	20,166
Telegraph, telex and data communication equipment	876	502	-	-	1,378
Transmission installation and equipment	119,047	720	(1,495)	5,832	124,104
Satellite, earth station and equipment	8,146	44	-	45	8,235
Cable network	37,887	2,062	(110)	602	40,441
Power supply	13,822	19	(35)	467	14,273
Data processing equipment	11,351	28	(40)	594	11,933
Other telecommunications peripherals	632	4	-	-	636
Office equipment	1,062	75	(3)	20	1,154
Vehicles	475	17	-	-	492
Other equipment	99	-	-	-	99
Property under construction	4,580	9,805	-	(8,862)	5,523
Assets under finance lease
Transmission installation and equipment	5,940	240	(68)	17	6,129
Data processing equipment	63	-	(39)	(13)	11
Office equipment	73	2	-	-	75
Vehicles	94	48	-	-	142
CPE assets	22	-	-	-	22
Power supply	90	-	-	-	90
RSA assets	252	-	-	-	252
Total	232,673	13,732	(1,808)	(764)	243,833

	January 1, 2016	Additions	Deductions	Reclassifications/Translations	June 30, 2016
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,141	100	-	54	2,295
Leasehold improvements	623	62	(7)	7	685
Switching equipment	15,223	744	(9)	(4)	15,954
Telegrap, telex and data communication equipment	4	-	-	-	4
Transmission installation and equipment	63,063	4,840	(1,355)	(263)	66,285
Satellite, earth station and equipment	6,706	157	-	(1)	6,862
Cable network	19,524	758	(110)	(374)	19,798
Power supply	9,114	595	(31)	4	9,682
Data processing equipment	8,503	608	(40)	(12)	9,059
Other telecommunications peripherals	385	37	-		422
Office equipment	713	60	(3)	24	794
Vehicles	166	34	-	1	201
Other equipment	99	-	-	-	99
Assets under finance lease
Transmission installation and equipment	2,327	291	(68)	7	2,557
Data processing equipment	53	4	(39)	(6)	12
Office equipment	51	26	-	(2)	75
Vehicles	13	9	-	-	22
CPE assets	17	1	-	-	18
Power supply	18	11	-	-	29
RSA assets	230	7	-	-	237
Total	128,973	8,344	(1,662)	(565)	135,090
Net Book Value	103,700				108,743

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

9.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2015	Additions	Deductions	Reclassifications/Translations	December 31, 2015
At cost:
Directly acquired assets
Land rights	1,184	86	-	-	1,270
Buildings	4,571	263	-	1,199	6,033
Leasehold improvements	943	41	(151)	203	1,036
Switching equipment	19,208	126	(66)	555	19,823
Telegrap, telex and data communication equipment	6	870	-	-	876
Transmission installation and equipment	107,573	4,278	(2,318)	9,514	119,047
Satellite, earth station and equipment	7,927	93	(1)	127	8,146
Cable network	33,114	4,458	(227)	542	37,887
Power supply	12,776	381	(92)	757	13,822
Data processing equipment	10,242	408	(58)	759	11,351
Other telecommunications peripherals	602	37	-	(7)	632
Office equipment	951	150	(46)	7	1,062
Vehicles	346	135	(2)	(4)	475
Other equipment	99	-	-	-	99
Property under construction	3,853	14,623	-	(13,896)	4,580
Assets under finance lease
Transmission installation and equipment	5,882	260	(202)	-	5,940
Data processing equipment	102	-	(39)	-	63
Office equipment	21	52	-	-	73
Vehicles	44	50	-	-	94
CPE assets	22	-	-	-	22
Power supply	-	90	-	-	90
RSA assets	252	-	-	-	252
Total	209,718	26,401	(3,202)	(244)	232,673

	January 1, 2015	Additions	Deductions	Reclassifications/Translations	December 31, 2015
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,954	183	-	4	2,141
Leasehold improvements	669	105	(151)	-	623
Switching equipment	13,861	1,441	(62)	(17)	15,223
Telegraph, telex and data communication equipment	4	-	-	-	4
Transmission installation and equipment	54,764	10,575	(2,290)	14	63,063
Satellite, earth station and equipment	6,099	607	(1)	1	6,706
Cable network	18,762	1,327	(225)	(340)	19,524
Power supply	7,978	1,250	(85)	(29)	9,114
Data processing equipment	7,624	940	(58)	(3)	8,503
Other telecommunications peripherals	322	70	-	(7)	385
Office equipment	659	107	(45)	(8)	713
Vehicles	113	57	(1)	(3)	166
Other equipment	97	2	-	-	99
Assets under finance lease
Transmission installation and equipment	1,681	848	(202)	-	2,327
Data processing equipment	79	13	(39)	-	53
Office equipment	6	45	-	-	51
Vehicles	5	8	-	-	13
CPE assets	15	2	-	-	17
Power supply	-	18	-	-	18
RSA assets	217	13	-	-	230
Total	114,909	17,611	(3,159)	(388)	128,973
Net Book Value	94,809				103,700

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT (continued)

      a.   Gain on disposal or sale of property and equipment

	2016	2015
Proceeds from sale of property and equipment	(210)	(177)
Net book value	7	2
Gain on disposal or sale of property and equipment	(203)	(175)

b.   Asset impairment

As of December 31, 2015 and 2014, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

In 2014, the Group decided to cease its fixed wireless business no later than December 15, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets was determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination  of VIU calculation is most sensitive to technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets was recognized within “Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 35c.ii), the Company accelerated its depreciation of fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT (continued)

c.   Others

(i)     Loan interest capitalized to assets under construction amounted to Rp323 billion and Rp279 billion for the six month period ended June 30, 2016 and 2015, respectively. Rates capitalization that is used to determine the amount of borrowing costs eligible for capitalization are ranged between 3.94% - 11.00% and 9.74% - 18.31% for the six month period ended June 30, 2016 and 2015, respectively.

(ii)      No foreign exchange loss was capitalized as part of property under construction for the six months period ended June  30, 2016 and for the year ended December 31, 2015.

(iii)   As of June  30, 2016 and 2015, the Group received proceeds from the insurance claim on the lost and broken property and equipment, with a total value of Rp25 billion and Rp68  billion, respectively and recorded as part of “Other Income” in the consolidated statement of profit or loss and other comprehensive income. As of June  30  2016 dan 2015, the net carrying value of those assets of Rp21 billion and Rp13  billion, respectively, were charged to  the consolidated statement of profit or loss and other comprehensive income.

(iv)   In 2016, Telkomsel decided to replace certain equipment units with net carrying amount of Rp90 billion, as part of its modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. The effect of the change is an additional depreciation expense amounting to Rp85 billion for the six  months period ended June  30, 2016.

In 2015, Telkomsel decided to replace certain equipment with a net carrying value amounting to Rp1,967 billion, as part of a modernization program. Therefore, Telkomsel accelerated the depreciation of such equipment. The impact to depreciation expense for the six month period ended June 30, 2016 amounted to Rp215 billion.

          The impact of the change in the estimated useful lives of the towers in future periods is an increase in the profit before income tax as follows:

Years	Amount
2016 (6 months)	59
2017	30

      In 2014, the useful life of buildings and transmission respectively Telkomsel changed from 20 years to 40 years and from 10 years to 15 and 20 years to reflect the economic life of the building and the transmission at this time. Impact of reduction in depreciation expense for the year ended June 30, 2016 amounted to Rp122 billion. Impact of changes in the estimated useful life of the building and its transmission in the coming period is to increase profit before tax as follows:

Years	Amount
2016 (6 months)	122
2017	198
2018	135

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(v)       Exchange of property and equipment

   In 2012 and 2011, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT LEN Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

   In 2016 and 2015, the Company derecognized the copper cable network asset with net carrying value of Rp123 billion and Rp7 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp206 billion and Rp750 billion, respectively.

   As June 30, 2016, Telkomsel’s equipments with net carrying amount of Rp65 billion will be exchanged with equipment from Nokia Siemens Network Oy and PT. Huawei Tech Investment, therefore, these equipments were presented as assets held for sale in the consolidated statement of financial position.

(vi)      The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2016  and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)     As of June  30, 2016, the Group’s property and equipment excluding land rights, with net carrying amount of Rp96,402 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp11,468 billion, US$117 thousand, HKD3 million and SGD34 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)    As of June 30, 2016, the percentage of completion of property under construction was around 60.83% of the total contract value, with estimated dates of completion between July 2016 and December 2017. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)      All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.i and 16b.ii). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp9,887 billion have been pledged as collateral under lending agreements (Notes 15  and 16c).

(x)       As of June 30, 2016, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp65,035 billion. The Group is  currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)      In 2015, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp22,455 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

9.         PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(xii)   The Company and Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

      Future minimum lease payments required for assets under finance lease are as follows:

Years	Juni 30, 2016	December 31, 2015
2016	1,115	1,027
2017	541	991
2018	925	888
2019	811	800
2020	781	766
Thereafter	1,687	1,597
Total minimum lease payments	5,860	6,069
Rate	(1,308)	(1,489)
Net present value of minimum lease payments	4,552	4,580
Current maturities (Note 15b)	(769)	(641)
Long-term portion (Note 16)	3,783	3,939

     The details of obligations under finance leases for the three months period ended June  30, 2016 and for the year ended December 31, 2015, are as follows:

	June 30, 2016	December 31, 2015
PT Tower Bersama Infrastructure	1,480	1,589
PT Profesional Telekomunikasi Indonesia	1,453	1,460
PT Solusi Tunas Pratama	308	340
PT Putra Arga Binangun	228	227
PT Bali Towerindo Sentra	111	132
PT Naragita Dinamika Komunika	85	84
Others (each below Rp75 billion)	887	748
Total	4,552	4,580

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

10.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of June 30, 2016 and December 31, 2015 consist of:

	June 30, 2016	December 31, 2015
Advances for purchase of property and equipment	4,090	3,653
Prepaid rental - net of current portion (Note 7)	2,255	2,190
Deferred charges	443	444
Frequency license - net of current portion (Note 7)	369	404
Long-term trade receivables - net of current portion (Note 5)	127	172
Restricted cash	111	111
Security deposit	123	96
Others	19	83
Total	7,537	7,153

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with rental periods ranging from 1  to 40  years.

As of June 30, 2016 and December 31, 2015, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the three months period ended and for the year ended December 31, 2015 amounted to Rp24 billion and Rp46  billion, respectively.

      Refer to Note 32  for details of related party transactions.

11.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2015	336	6,267	68	580	7,251
Additions	-	545	7	2	554
Reclassifications/translations	(1)	(5)	-	-	(6)
Balance, June 30, 2016	335	6,807	75	582	7,799
Accumulated amortization and impairment losses:
Balance, January 1, 2015	(29)	(3,748)	(49)	(369)	(4,195)
Amortization	-	(482)	(3)	(16)	(501)
Reclassifications/translations	-	2	-	(4)	(2)
Balance, June 30, 2016	(29)	(4,228)	(52)	(389)	(4,698)
Net Book Value	306	2,579	23	193	3,101

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

11.  INTANGIBLE ASSETS (continued)

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2014	322	4,771	67	572	5,732
Additions	15	1,489	1	9	1,514
Deductions	-	(1)	-	-	(1)
Reclassifications/translations	(1)	8	-	(1)	6
Balance, December 31, 2015	336	6,267	68	580	7,251
Accumulated amortization and impairment losses:
Balance, January 1, 2014	(29)	(2,862)	(43)	(335)	(3,269)
Amortization	-	(883)	(6)	(34)	(923)
Deductions	-	1	-	-	1
Reclassifications/translations	-	(4)	-	-	(4)
Balance, December 31, 2015	(29)	(3,748)	(49)	(369)	(4,195)
Net Book Value	307	2,519	19	211	3,056

(i)   Goodwill resulted from acquisition of CCA in 2014, sales-purchase transaction of Data Center Business between Sigma and BDM in 2012,  and acquisitions  of Ad Medika in 2010 and Sigma in 2008.  The additions  of goodwill in 2015 were resulted from acquisition of MNDG (Note 1d).

                        (ii)   The remaining amortization periods of software range from 1 - 5 years.

      (iii)  As of June 30, 2016, the cost of fully amortized intangible assets that are still used in operations amounted to Rp2,529 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

12.  TRADE AND OTHER PAYABLES

This account are as follows:

	June 30, 2016	December 31, 2015
Trade payables	13,884	13,994
Other payables	283	290
Total	14,167	14,284

The breakdowns of trade payables are as follows:

	June 30, 2016	December 31, 2015
Related parties
Purchase of equipment, materials and services	1,308	1,891
Payables to other telecommunication providers	275	184
Sub-total	1,583	2,075
Third parties
Purchase of equipment, materials and services	10,478	9,593
Radio frequency usage charges, concession fees and Universal Service Obligation charges	1,302	1,328
Payables to other telecommunication providers	521	998
Sub-total	12,301	11,919
Total	13,884	13,994

Trade payables by currency are as follows:

	June 30, 2016	December 31, 2015
Rupiah	11,485	11,169
U.S. dollar	2,338	2,791
Others	61	34
Total	13,884	13,994

      Refer to Note 32  for details of related party transactions.

13.  ACCRUED EXPENSES

	June 30, 2016	December 31, 2015
Operations, maintenance and telecommunication services	6,382	4,459
General, administrative and marketing expenses	2,068	1,859
Salaries and benefits	1,304	1,689
Interest expenses and administration bank charges	224	240
Total	9,978	8,247

      Refer to Note 32  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

14.  UNEARNED INCOME

	June 30, 2016	December 31, 2015
Prepaid pulse reload vouchers	6,450	3,630
Other telecommunications services	249	96
Others	593	634
Total	7,292	4,360

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

            The breakdown of short-term bank loans is as follows:

	June, 30 2016	December 31, 2015
Short-term bank loans	686	602
Current maturities of long-term borrowings	4,407	3,842
Jumlah	5,093	4,444

a.    Short-term bank loans

		June 30, 2016		December 31, 2015
		Outstanding		Outstanding
Kreditur	Mata uang	Original currency (dalam jutaan)	Rupiah Rupiah	Original currency (dalam jutaan)	Rupiah Rupiah
DBS	Rp	-	255	-	-
Bank CIMB Niaga	Rp	-	117	-	152
UOB	Rp	-	95	-	200
Standard Chartered	Rp	-	90	-	-
Bank Danamon	Rp	-	-	-	80
Others	Rp	-	129	-	170
Total			686		602

Refer to Note 32  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

15.   SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.      Short-term bank loans (continued)

            Other significant information relating to short-term bank loans as of June 30, 2016 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
April 25, 2005[a]	Balebat[e]	Rp	12	July 30, 2017	Monthly	13.00%	Trade receivables (Note 5), inventories (Note 6), property and equipment (Note 9)
April 29, 2008[a]	Balebat[e]	Rp	10	July 30, 2017	Monthly	13.00%	Trade receivables (Note 5), inventories (Note 6), property and equipment (Note 9)
March 21, 2013[b]	Infomedia	Rp	38	October 18, 2016	Monthly	12.00%	Trade receivables (Note 5)
March 25, 2013[b]	Infomedia	Rp	38	October 18, 2016	Monthly	12.00%	Trade receivables (Note 5)
March 27, 2013[b]	Infomedia	Rp	24	October 18, 2016	Monthly	12.00%	Trade receivables (Note 5)
April 28, 2013[c]	GSD	Rp	85	January 1, 2017	Monthly	11.5%	Property and equipment (Note 9)
September 22, 2014[a]	Balebat[e]	Rp		July 30, 2017	Monthly	13.00%	Trade receivables (Note 5), inventories (Note 6) property and equipment (Note 9)
October 29, 2014	Infomedia Solusi Humanika[f]	Rp	50	October 29, 2016	Monthly	12.00%	Trade receivables (Note 5)
UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2016	Monthly	10.88%	Trade receivables (Note 5)
SCB
June 16, 2013	GSD	Rp	91	September 30, 2016	Monthly	10.50%	Trade receivables (Note 5)
PT. Bank DBS Indonesia
April 12, 2016	Sigma[g]	USD	0,02	September 30, 2016	Semiannually	3.25% (USD) / 10.75% (IDR)	Trade receivables (Note 5)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a   Based on the latest amendment on December 14, 2015.

b   Based on the latest amendment on December 21, 2015.

c   Based on the latest amendment on November 11, 2014.

d    Based on the latest amendment on August 11, 2015.

e    MD Media’s subsidiary.

f     Infomedia’s subsidiary.

g   Facility in USD. Withdrawal in USD and IDR

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

15.   SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.     Current maturities of long-term borrowings

	Notes	June 30, 2016	December 31, 2015
Bank loans	16c	3,366	2,928
Obligations under finance leases	9	769	641
Two-step loans	16a	234	224
Bonds and notes	16b	38	49
Total		4,407	3,842

      Refer to Note 32  for details of related party transactions.

16.  LONG-TERM BORROWINGS

	Notes	June 30, 2016	December 31, 2015
Bank loans	16c	14,389	15,434
Bonds and notes	16b	9,475	9,499
Obligations under finance leases	9	3,783	3,939
Two-step loans	16a	1,251	1,296
		28,898	30,168

Scheduled principal payments as of June 30, 2016 are as follows:

						Year
	Notes		Total	2017	2018	2019	2020	Thereafter
Bank loans	16c		14,389	1,676	6,985	2,114	2,062	1,552
Bonds and notes	16b		9,475	16	31	250	2,146	7,032
Obligations under finance leases		9	3,783	388	666	602	623	1,504
Two-step loans	16a		1,251	116	210	192	192	541
Total			28,898	2,196	7,892	3,158	5,023	10,629

a.     Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained  up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained  after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		June 30, 2016		December 31, 2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	6,527	839	6,911	792
	US$	24	319	26	363
	Rp	-	327	-	365
Total			1,485		1,520
Current maturities (Note 15b.i)			(234)		(224)
Long-term portion (Note 17b)			1,251		1,296

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

16.   LONG-TERM BORROWINGS (continued)

a.   Two-step loans (continued)

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.25%
	Yen	Semi-annually	Semi-annually	2.95%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans are due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of June 30, 2016, the Company has complied with the above-mentioned ratios.

Refer to Note 32  for details of related party transactions.

b.  Bonds and notes

              The breakdownn of bonds and notes is as follows:

		June 30, 2016		December 31, 2015
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010:
Series B	Rp	-	1,995	-	1,995
2015:
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	220
Series B	Rp	-	120	-	120
Finnet
MTN I	Rp	-	184	-	200
Promissory notes
PT Huawei	US$	-	3	1	14
PT ZTE Indonesia (“ZTE”)	US$	-	5	1	14
Total			9,527		9,563
Unamortized debt issuance cost			(14)		(15)
			9,513		9,548
Current maturities (Note 15b.i)			(38)		(49)
Long-term portion			9,475		9,499

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

b.   Bonds and notes (continued)

                 i.   Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.x). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance  capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of June 30, 2016, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts  agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 5:1.

3.   Debt service coverage is at least 125%.

As of June 30, 2016, the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.x). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

a.   Bonds and notes (continued)

              i.      Bonds (continued)

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance  capital expenditures which consisted of wave broadband,  backbone, metro network, regional metro junction, information technology application, support, and merger and acquisition some domestic and international entities.

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 4:1.

3.   Debt service coverage is at least 125%.

As of June 30, 2016, the Company has complied with the above-mentioned ratios.

               ii.    MTN

         GSD

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

PT Mandiri Sekuritas act as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Custodian. The funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with investment development funded by MTN that has owned or will be owned by GSD have been pledged as collateral for MTN (Notes 5, 6 and 9)

Under to the agreement, GSD is required to comply with all covenants or restriction including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed  6.5:1.

2.     EBITDA to interest ratio should not be less than 1.2:1.

3.     Minimum current ratio is 120%.

4.     Maximum leverage ratio is 450%.

As of June 30, 2016, GSD has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

b.   Bonds and notes (continued)

              ii.     MTN (continued)

         Finnet

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
MTN I Finnet
2015	Rp	200	Juli 1, 2015	Juli 1, 2022	Quarterly	11%

Based on Agreement of Debt Acknowledgement of Medium Term Notes (MTN) I Finnet Year 2015 dated June 30, 2015 as covered by notarial deed No. 47 of Utiek R. Abdurachman, S.H., MLI., MKn., Finnet will issue MTN through private placement with the principle amount up to Rp200 billion.

PT BNI Asset Management acts as the arranger, PT Bank Mega Tbk as the trustee and KSEI as the Custodian.

The funds obtained from MTN are used for Finnet’s working capital related to Retail National Channel  Bank project as Telkomsel’s billing payment aggregator.

The rating of the MTN issued by PT Fitch Rating Indonesia is A (ind). The MTN is not secured by any specific collateral. The MTN are secured by all of Finnet’s assets, movable or non-movable either existing or in the future.

Under the agreement, Finnet is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed 3.5:1.

2.     EBITDA to interest ratio should not be less than 2.5:1.

As of June  30, 2016, Finnet has complied with the above-mentioned ratios.

                iii.   Promissory Notes

Supplier	Currency	Principal* (in billions)	Issuance date	Principal payment schedule	Interest payment period	Interest rate per annum
PT Huawei	US$	0.2	April 30, 2013	Semi-annually (July 30, 2016)	Semi-annually	6 month LIBOR+1.5%
ZTE	US$	0.1	August 20, 2009[a]	Semi-annually (August 4, 2016 - February 4, 2017)	Semi-annually	6 month LIBOR+1.5%

       *In original currency

        aBased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and each ZTE and PT Huawei, the promissory notes issued by the Company to each of ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

c.  Bank loan

		June 30, 2016		December 31, 2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Syndication of banks	Rp	-	4,751	-	4,900
BNI	Rp	-	3,760	-	3,430
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	2,506	-	2,370
	US$	25	330	75	1,035
BRI	Rp	-	2,264	-	1,806
Bank Mandiri	Rp	-	2,015	-	2,191
Bank CIMB Niaga	Rp	-	937	-	770
PT Bank Sumitomo Mitsui Indonesia	Rp	-	545	-	370
PT Bank ANZ Indonesia	Rp	-	90	-	90
	US$	25	330	75	1,035
Japan Bank for International Cooperation (“JBIC”)	US$	19	249	22	303
PT Bank Central Asia Tbk (“BCA”)	Rp	-	0	-	111
Others	Rp	-	37	-	19
Total			17,814		18,430
Unamortized debt issuance cost			(59)		(68)
			17,755		18,362
Current maturities (Note 15b)			(3,366)		(2,928)
Long-term portion			14,389		15,434

Refer to Note 32  for details of related party transactions.

Other significant information relating to bank loans as of June 30, 2016 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
December 19, 2012	Dayamitra	Rp	2,500	150	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Trade receivables (Note 5) property and equipment (Note 9)
(BNI, BRI and Bank Mandiri) [a]
March 13, 2015	The Company	Rp	2,900	-	Semi-annually	Quarterly	3 months	None
(BNI and BCA) a&j					(2016-2022)		JIBOR+2.5%
March 13, 2015	GSD	Rp	100	-	Semi-annually	Quarterly	3 months	None
(BNI and BCA) a&j					(2016-2022)		JIBOR+2.5%
BNI
December 23, 2011 [a]	PINS	Rp	500	43	Semi-annually (2013-2016)	Quarterly	3 months JIBOR+1.50%	Trade receivables (Note 5), Inventories (Note 6)
March 13, 2013[a]&[k]	Sigma	Rp	400	3	Monthly (2016-2020)	Monthly	1 months JIBOR+3.35%	Trade receivables (Note 5), property and equipment (Note 9)
March 26, 2013[a]	Metra	Rp	60	5	Quarterly (2013-2016)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

c.    Bank loan (continued)

Other significant information relating to bank loans as of June 30, 2016 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
November 20, 2013	The Company	Rp	1,500	187.5	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
November 25, 2013[a]	Metra	Rp	90	15	Quarterly (2013-2016)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9)
January 10, 2014 a&e	Sigma	Rp	247	17.2	Monthly (2016-2022)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5), property and equipment (Note 9)
July 21, 2014 [a]	Metra	Rp	40	6.7	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9)
November 3, 2014 a&i	Telkom Infratel	Rp	450	50	Quarterly (2015-2018)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
June 10, 2015 [a]	Metra	Rp	44	7.3	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 5), property and Equipment (Note 9)
October 12, 2015	Telkom Akses	Rp	1,400	47.3	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.9%	Trade receivables (Note 5) and inventories (Note 6)
The Bank of Tokyo – Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	40	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Trade receivables (Note 5), property and equipment (Note 9)
March 13, 2015 a&j	Metra	Rp	300	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 a&j	Infomedia	Rp	250	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 a&j	Infomedia	Rp	79.8	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
April 8, 2015 [a]	Telkomsel	US$	0.075	0.05	April 14, 2018	Quarterly	3 months	None
November 2, 2015	Dayamitra	Rp	400	-	Quarterly (2017-2020)	Quarterly	LIBOR+1.20% 3 months JIBOR+2.6%	Trade receivables (Note 5), property and equipment (Note 9)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

c.    Bank loan (continued)

Other significant information relating to bank loans as of June 30, 2016 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BRI
July 20, 2011[a]	Dayamitra	Rp	1,000	100	Semi-annually (2013-2017)	Quarterly	3 months JIBOR+1.40% and 3 months JIBOR+3.50%	Property and equipment (Note 9)
April 26, 2013	GSD	Rp	141	18.8	Monthly (2014-2018)	Monthly	10.00%	Property and equipment (Note 9) and lease agreement
October 30, 2013	GSD	Rp	70	4	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
October 30, 2013	GSD	Rp	34	2.2	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
November 20, 2013	The Company	Rp	1,500	187.5	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
October 1, 2014	Patrakom	Rp	28	6.9	Monthly (2014-2016)	Monthly	10.95%	Trade receivables (Note 5), property and equipment (Note 9)
October 1, 2014	Patrakom	Rp	93	23.2	Monthly (2015-2017)	Monthly	10.95%	Trade receivables (Note 5), property and equipment
December 18, 2015	Dayamitra	RP	800	-	Semi-annualy (2017-2020)	Quarterly	3 months JIBOR+2.70%	Property and equipment (Note 9)
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	187.5	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
August 11, 2014	Graha Yasa Selaras	Rp	71	0.8	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 9)
August 11, 2014	Graha Yasa Selaras	Rp	71	1.5	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 9)
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

c.   Bank loan (continued)

Other significant information relating to bank loans as of June 30, 2016 is as follows (continued):

	Borrower	Currency	Totalfacility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank ANZ Indonesia
March 13, 2015 a&j	GSD	Rp	90	-	June 13, 2020	Quarterly	3 months	None
April 8, 2015 [a]	Telkomsel	US$	0.075	0.05	April 14, 2018	Quarterly	JIBOR+2.00% 3 months LIBOR+1.20%	None
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	1.4	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
March 31, 2011	GSD	Rp	13	0.8	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 9, 2011	GSD	Rp	41	2	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Monthly	3 Months JIBOR +3.45%	Property and equipment (Note 9)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note9)
August 26, 2013[f]	Balebat[h]	Rp	3.5	0.3	Monthly (2013-2018)	Monthly	10.75%	Trade receivables (Note 5), inventories (Note 6), property and equipment (Note 9)
PT Bank Sumitomo Mitsui Indonesia
March 13, 2015 a&j	Metra	Rp	300	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 a&j	Infomedia	Rp	250		Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM BORROWINGS (continued)

c.   Bank loan (continued)

Other significant information relating to bank loans as of June 30, 2016 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
JBIC
March 28, 2013 a&[g]	The Company	US$	0.03	0.003	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	111	Semi-annually(2009-2016)	Quarterly	3 months JIBOR+1.00%	None

      The credit facilities were obtained by the Group for working capital purposes.

      *   In original currency

a    As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2016, the Group has complied with all covenants or restrictions except for certain loan agreements. As of December 31, 2015, Group obtained waiver from the lenders for not presuppose the loan payment as consequences of the breach of covenants, except for loan from BNI and CIMB Niaga. The Group has classified loan from BNI and CIMB Niaga as part of current maturities of long-term liabilities (Note 15b.i).

b    Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of June 30, 2016, Telkomsel has complied with the above covenants.

c    Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 39a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”) and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facilities 1, 2,  and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facilities 1, 2,  and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium on the unused facility by US$3 million through a cash refund.

      d    In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facilities A and B amounting to US$36 million and US$24 million, respectively.

e    Based on the latest amendment on January 12, 2015.

f   Based on the latest amendment on September 22, 2014.

g    In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

h   MD Media’s subsidiary.

i   Based on the latest amendment on July 13, 2015.

j   On March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. As of December 31, 2015, the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia amounting to Rp2.8  billion, Rp2.8  billion and Rp410  billion, respectively.

k    Based on the latest amendment on March 28, 2016

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

17.  NON-CONTROLLING INTERESTS

	June, 30 2016	December, 31 2015
Non-controlling interests in net assets of subsidiaries:
Telkomsel	15.731	18,024
GSD	135	137
Metra	116	95
TII	41	36
Total	16.023	18,292

	2016	2015
Non-controlling interests in net comprehensive income (loss) of subsidiaries:
Telkomsel	4.743	3,516
Metra	(8)	(7)
TII	3	8
GSD	(1)	15
Total	4.737	3,532

Material partly-owned subsidiary

As of June 30, 2016 and December 31, 2015, the non-controlling interest which is considered material to the Company is non-controlling ownership interest in Telkomsel  amounting to 35% (Note 1d).

The summarized financial information of Telkomsel below is provided based on amount before elimination of intercompany balances and transactions.

      Summarized statement of financial position

	June, 30 2016	December, 31 2015
Current assets	22,050	25,660
Non-current assets	56,801	58,426
Current liabilities	(22,676)	(20,020)
Non-current liabilities	(11,226)	(12,565)
Total equity	44,949	51,501
Attributable to:
Equity holders of parent company	29,218	33,477
Non-controlling interest	15,731	18,024

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

17. NON-CONTROLLING INTERESTS (continued)

      Summarized statement of profit or loss and other comprehensive income

	2016	2015
Revenues	41,091	35,391
Operating expenses	(23,249)	(22,115)
Other expenses	103	76
Profit before income tax	17,945	13,352
Income tax expense - net	(4,393)	(3,306)
Profit for the year from continuing operations	13,552	10,046
Other comprehensive income (expense) - net	-	-
Net comprehensive income for the year	13,552	10,046
Attributable to non-controlling interest	4,743	3,516
Dividend paid to non-controlling interest	7,036	6,112

      Summarized statements of cash flows

	2016	2015
Operating activities	22,844	18,403
Investing activities	(5,943)	(5,752)
Financing activities	(21,149)	(12,842)
Net increase in cash and cash equivalents	(4,248)	(191)

18.  CAPITAL STOCK

		June 30, 2016
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	7,840,264,180	7.92	392
Commissioners (Note 1b):
Hendri Saparini	18,982	0	0
Dolfie Othniel Fredric Palit	17,084	0	0
Hadiyanto	519,640	0	0
Parikesit Suprapto
Directors (Note 1b):
Alex J Sinaga	42,723	0	0
Indra Utoyo	1,182,295	0	0
Muhammad Awaluddin	1,154,755	0	0
Honesti Basyir	1,155,295	0	0
Herdy Rosadi Haman	37,663	0	0
Abdus Somad Arief	37,965	0	0
Dian Rachmawan	98,505	0	0
Public (individually less than 5%)	39,615,333,953	39.99	1.981
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800		87
Total	100,799,996,400	100.00	5,040

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

18.  CAPITAL STOCK (continued)

		December 31, 2015
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.55	2,580
The Bank of New York Mellon Corporation*	8,161,361,980	8.31	408
Commissioners (Note 1b):
Hendri Saparini	18,982	0	0
Dolfie Othniel Fredric Palit	17,084	0	0
Hadiyanto	519,640	0	0
Parikesit Suprapto	502,555	0	0
Directors (Note 1b):
Alex J Sinaga	42,723	0	0
Heri Sunaryadi	37,965	0	0
Indra Utoyo	1,182,295	0	0
Muhammad Awaluddin	1,154,755	0	0
Honesti Basyir	1,155,295	0	0
Herdy Rosadi Haman	37,663	0	0
Abdus Somad Arief	37,965	0	0
Dian Rachmawan	98,505	0	0
Public (individually less than 5%)	38,429,695,633	39.14	1,922
Total	98,198,216,600	100.00	4,910
Treasury stock (Note 24)	2,601,779,800	-	130
Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

19.  ADDITIONAL PAID-IN CAPITAL

	June 30, 2016	December 31, 2015
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 20)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 20)	544	544
Difference in value arising from restructuring transactions and other transactions between entities under common control (Note 2d)	478	478
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares under the treasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares under the treasury stock plan phase IV (Note 20)	1,996		-
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	4,931	2,935

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

19.  ADDITIONAL PAID-IN CAPITAL (continued)

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of June 30, 2016 and December 31, 2015, the accumulated development of the related infrastructure amounting to Rp537 billion, respectively.

20.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 – June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 – December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 – December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 – January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	June 30, 2016			December 31, 2015
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	2,601,779,800	2.58	3,804	2,624,142,800	2.60	3,836
Proceeds from sale of treasury stock	(864,000,000)	(0.86)	(1,262)	(22,363,000)	(0.02)	(32)
Ending balance	1,737,779,800	1.72	2,542	2,601,779,800	2.58	3,804

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phase I, II, and III to become (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  TREASURY STOCK (continued)

In 2012, the Company bought back 237,270,500 shares (equal to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM  on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equal to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion  (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 13, 2014, the Company resold 215,000,000  shares (equal to 1,075,000,000  shares after stock split) of treasury stock phase II  with fair value amounting to Rp2,541 billion (net of related  costs to sell the shares). The excess amounting to Rp576  billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equal to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 29, 2016, the Company resold 172,800,000 shares (equal to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,258 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

21.  OTHER EQUITY RESERVES

	June 30,2016	December 31,2015
The difference in equity transaction of associates	386	386
Unrealized gain on available-for-sale securities	42	38
Transalation adjustments	463	543
The difference in acquisition of non controlling ownership interest in subsidiaries	(637)	(508)
Other equity components	49	49
Total	303	508

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

22.  REVENUES

	2016	2015
Telephone revenues
Cellular
Usage charges	17,905	17,006
Monthly subscription charges	201	216
Features	1	457
	18,107	17,679
Fixed lines
Usage charges	2,040	2,388
Monthly subscription charges	1,654	1,447
Call center	142	136
Others	44	50
	3,880	4,021
Total telephone revenues	21,987	21,700
Interconnection revenues
Domestic interconnection	940	1,335
International interconnection	939	901
Total interconnection revenues	1,879	2,236
Data, internet, and information technology service revenues
Celullar internet and data	14,617	8,514
Internet, data communication and information technology services	7,411	6,312
Short Messaging Services (“SMS”)	6,997	7,101
Pay TV	514	114
Others	96	84
Total data, internet, and information technology service revenues	29,635	22,125
Network revenues
Leased lines	207	240
Satellite transponder lease	341	239
Total network revenues	548	479
Other telecommunications revenues
Sales of handset	740	778
Call center service	363	345
Tower leases	358	348
CPE and terminal	326	17
Others	618	812
Total other telecommunications revenues	2,405	2,300
Total revenues	56,454	48,840

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

22.  REVENUES (continued)

The details of net revenues received by the Group from agency relationships as of June  30,  2016 and 2015 are as follows:

	2016	2015
Gross revenues	7,411	6,599
Compensation to value added service providers	-	(287)
Net revenues	7,411	6,312

      Refer to Note 32  for details of related party transactions.

23.  PERSONNEL EXPENSES

      The breakdown of personnel expenses is as follows:

	2016	2015
Salaries and related benefits	2,684	1,941
Vacation pay, incentives and other benefits	1,542	1,611
Employees’ income tax	944	815
Net periodic pension costs (Note 30)	619	270
Early retirement program	200	844
Housing	104	109
Net periodic post-retirement health care benefit costs (Note 30)	91	122
LSA expenses (Note 31)	53	44
Other employee benefits (Note 30)	23	25
Other post-retirement benefit costs (Note 30)	24	23
Others	121	78
Total	6,405	5.882

Refer to Note 32  for details of related party transactions.

24.  OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

      The breakdown of operation, maintanance and telecommunication service expenses is as follows:

	2016	2015
Operations and maintenance	9,535	7,400
Radio frequency usage charges (Notes 35c.i and 35c.ii)	1,939	1,742
Concession fees and Universal Service Obligation charges	1,100	1,034
Cost of IT services	780	489
Leased lines and CPE	739	708
Cost of handset sold (Note 6)	735	762
Electricity, gas and water	463	468
Cost of SIM cards and vouchers (Note 6)	280	222
Tower rent	202	620
Vehicles rental and supporting facilities	136	164
Insurance	120	200
Project management	103	83
Others (each below Rp75 billion)	42	220
Total	16,174	14,112

      Refer to Note 32  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

25. GENERAL AND ADMINISTRATIVE EXPENSES

      The breakdown of general and administrative expenses is as follows:

	2016	2015
General expenses	740	684
Professional fees	290	165
Training, education and recruitment	190	187
Travelling	185	159
Provision for impairment of receivables (Note 5d)	149	471
Others (each below Rp75 billion)	384	358
Total	1,938	2.024

Refer to Note 32  for details of related party transactions.

26.  INTERCONNECTION EXPENSES

      The breakdown of interconnection expenses is as follows:

	2016	2015
Domestic interconnection and access	1,001	1,316
International interconnection	412	636
Total	1,413	1,952

      Refer to Note 32  for details of related party transactions.

27.  TAXATION

a.   Claims for tax refund

	June 30, 2016	December 31, 2015
The Company
Value added tax (“VAT”)	298	298
Corporate income tax	412	479
Subsidiaries
Corporate income tax	88	290
Value tax added (“VAT”)	128	12
Income tax
Article 23 - Withholding tax on service delivery	0	0
Total claims for tax refund	926	1,079
Short-term portion	(89)	(66)
Long-term portion	837	1,013

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

b.   Prepaid taxes

	June 30, 2016	December 31, 2015
The Company
Income tax	750	750
VAT	415	350
	1,165	1,100
Subsidiaries
Corporate income tax	56	16
VAT	1,872	1,536
Income tax
Article 23- Withholding tax on service delivery	36	20
Article 22	1	-
	1,965	1,572
	3,130	2,672

      c.   Taxes payable

	June 30, 2016	December 31, 2015
The Company
Income taxes
Article 4 (2) - Final tax	20	37
Article 21- Individual income tax	139	51
Article 22- Withholding tax on goods delivery and imports	3	2
Article 23- Withholding tax on service delivery	24	23
Article 25- Installment of corporate income tax	2	17
Article 26- Withholding tax on non-resident income	1	2
Article 29- Corporate income tax	8	-
VAT
VAT – Tax collector	275	396
	472	528
Subsidiaries
Income taxes
Article 4 (2) - Final tax	67	54
Article 21- Individual income tax	119	113
Article 22- Withholding tax on goods delivery and imports	3	1
Article 23- Withholding tax on service delivery	111	102
Article 25- Installment of corporate income tax	644	237
Article 26- Withholding tax on non-resident income	9	9
Article 29- Corporate income tax	1,042	1,548
VAT	694	681
	2,689	2,745
	3,161	3,273

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows:

	2016	2015
Current
The Company	215	294
Subsidiaries	4,657	3,601
	4,872	3,895
Deferred
The Company	8	(6)
Subsidiaries	(45)	(148)
	(37)	(154)
	4,835	3,741

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statement of profit or loss and other comprehensive income is as follows:

	2016	2015
Profit before income tax	19,498	14,720
Less income subject to final - net	(1,027)	(1,522)
	18,471	13,198
Tax calculated at the Company’s applicable
statutory tax rate of 20%	3,694	2,640
Difference in applicable statutory tax rate
for subsidiaries	901	650
Non-deductible expenses	159	296
Final income tax expenses	139	75
Others	(58)	80
Net income tax expense	4,835	3,741

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the  three months period ended June 30, 2016 and 2015 is as follows:

	2016	2015
Profit before income tax	19,498	14,720
Add back consolidation eliminations	9,374	7,056
Consolidated profit before income tax and eliminations	28,872	21,776
Less: profit before income tax of the subsidiaries	(18,554)	(13,816)
Profit before income tax attributable to the Company	10,318	7,960
Less: income subject to final tax	(373)	(266)
	9,945	7,694
Temporary differences:
Provision for onerous contracts	22	-
Finance leases	(23)	52
Provision for personnel expenses	(185)	(359)
Net periodic pension and other post-retirement benefits costs	360	79
Depreciation and gain on sale of property and equipment	(595)	105
Provision for impairment and trade receivables written-off	41	321
Deferred installation fee	(12)	(16)
Other provisions	(11)	134
Early Retirement Allowance Expenses	200	-
Net temporary differences	(203)	316
Permanent differences:
Employee benefits	112	103
Net periodic post-retirement health care benefit costs	90	122
Donations	89	79
Equity in net income of associates and subsidiaries	(9,388)	(7,066)
Others	90	66
Net permanent differences	(9,007)	(6,696)
Taxable income of the Company	735	1,314
Current corporate income tax expense	148	262
Final income tax expense	67	32
Total current income tax expense of the Company	215	294
Current income tax expense of the subsidiaries	4,657	3,601
Total current income tax expense	4,872	3,895

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

Tax Law No. 36/2008 which is futher regulated in Government Regulation No. 77/2013 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting years ended December 31, 2015 and 2016, the Company has reduced the applicable tax rate by 5%.

The Company applied the  tax rate of 20% for the three months period ended June 30, 2016 and 2015. The subsidiaries applied a tax rate of 25% for the six months period ended June 30, 2016 and 2015.

e.   Tax assessment

(i)   The Company

In November 2013, the Company received tax underpayment assesment letters   (“SKPKBs”) No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of VAT for the period  January - September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its  objection to the Tax Authorities. The Company has received the rejection of its objection through The Directorate General of Taxation (“DGT”) decision letter No. 2498 to 2504 and 2541 to 2543/WPJ.19/2014 dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit and loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp120 billion (including penalty Rp39 billion) is recognized as claim for tax refund. The Company has filed an appeal to the rejection of  the objection on underpayment of VAT on Interconnections No. Tel. 59 / KU000 / COP-10000000/2015 to No. Tel. 59 / KU000 / COP-10000000/2015 dated March 12, 2015. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

In November 2014, the Company received SKPKBs as the result of tax audit for fiscal year 2011 from the Tax Authorities. Based on the letters, the Company  received VAT Underpayment assesment for the tax period January until  December 2011 amounting  to Rp182.5 billion (including penalty Rp60 billion) and corporate income tax underpayment assesment amounting  to Rp2.8 billion (including penalty of Rp929 million). The Company has paid the underpayment. The accepted portion on the underpayment VAT, amounting to Rp4.7 billion (including penalty of Rp2 billion) was  charged to the 2014 consolidated statement of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. The Company filed an objection VAT interconnection transactions in 2011 on January 7, 2015 No. Tel. 03 / KU000 / COP-10000000/2015 to No. Tel. 14 / KU000 / COP-10000000/2015 to the Tax Authority. Regarding the case, The Tax authority rejected the Company’s objection in the decree No. 1907 to 1914 dated October 20, 2015 for the tax period January to August 2011, No. 2026 to 2028 dated November 2, 2015  for the tax period October to December 2011 and No. 2642/WPJ.19/2015 dated December 29, 2015 for the tax period September 2011. The Company has filed an appeal on January 20, 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

e.   Tax assessment (continued)

(ii)    Telkomsel

On July 3, 2015, in response to the Company’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed the Company that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the Supreme Court (“SC”). However, as of the date of approval and authorization for issuance of these financial statements, the Company has not received a confirmation letter from the Tax Court and the claim for interest income is still in process.

On April 21, 2010, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax Article 25 amounting to Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In May and June 2012, Telkomsel received the refund of penalty on 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the underpayment of value added tax of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. On March 16, 2015, the Tax Court accepted Telkomsel’s appeal on the 2010 value added tax totaling Rp290.6 billion. On May 13, 2015, Telkomsel received a refund for value added tax and amounting to Rp290.7 billion. On June 24, 2015, The Tax Authorities filed a judicial review to the Supreme Court and on May 2, 2016, the Company received a notification from Tax Court regarding the judicial review. Subsequently, on May 27, 2016 the Company filed a contra-appeal to the Supreme Court. As of the date of approval and authorization for issuance of these financial statements, the judicial review is still in process.

On November 7, 2014, as a result of a tax audit  by the Tax Authorities, the Company received assessment letters for underpayment of corporate income tax, VAT and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. In December 2014, the Company accepted the assessment of Rp7.8 billion of the underpayment of corporate income tax, Rp1 billion of the underpayment of VAT and Rp2.2 billion of the underpayment of the withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 statement of profit or loss and other comprehensive income. In December 2014, the Company paid the assessments and filed objection letters to the Tax Authorities for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion) and VAT of Rp1.9 billion (including penalty of Rp670 million). In November and December 2015, the Company received the rejection letters from the Tax Authorities for corporate income tax of Rp250 billion and VAT of Rp 1.4 billion. The remaining amount of Rp250 million was charged to the 2015 statement of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

e.   Tax assessment (continued)

(i)     Telkomsel (continued)

In August 2015, Telkomsel received a letter from the Tax Authorities which notified that the Tax Authorities have confirmed that towers should be classified as building and depreciated for 20 years. This letter is based on specific tax ruling on fiscal depreciation of tower issued in July 2015. Subsequently, part of claim for tax refund has been reclassified for principal portion to deferred tax liabilities and penalty charged to profit or loss amounting to Rp125 billion and Rp60 billion, respectively, and Rp66 billion remains as claim for tax refund. In accordance with the tax regulation, In September 2015, Telkomsel revised the fiscal depreciation calculation of towers and filed the revised Corporate Income Tax returns, Telkomsel reclassified the deferred tax liabilities to current tax payable and paid the underpayment of Corporate Income Tax amounting to Rp174 billion. Subsequently, on September 11, 2015, the Tax Authorities issued Tax Collection Letters (STPs) amounting Rp67 billion for Corporate Income Tax late payment penalty for 2012 to 2014. On September 21, 2015, Telkomsel filed a request for cancellation of such STPs to the Tax Authorities. On November 26, 2015, the Tax Authorities accepted Telkomsel’s request and cancelled the STPs.

On February 15, 2016, the Company filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process.

f.    Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No.191/PMK.010.2015 jo PMK No. 233/PMK.03/2015. In accordance with the PMK, the Company is allowed to revaluate its fixed assets for tax purposes and will obtain special treatment when the application of the revaluation is submitted to Directorate General of Taxation (“DGT”) during the period between the effective date of PMK and December 31, 2016. The special treatment is final income tax ranging from 3%-6% on the excess of the revaluation amount of fixed assets over its original net book value.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounted to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be revaluated by a public independent appraiser (KJPP) or valuation specialist, which is registered by Government, at the latest December 31, 2016. Upon verification of the completeness and accuracy of the application, DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation. As of the date of approval and authorization for the issuance of these  consolidated financial statements, the Company is preparing the report to DGT based on the result from KJPP. The Company recorded and presented the payment of final income tax as Prepaid Taxes.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

      g.   Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2015	(Charged) credited to the consolidated statements of profit or loss	(Charged) credited to the consolidated statements of other comprehensive income	Reclassification	June 30, 2016
The Company
Deferred tax assets:
Provision for impairment of receivable	429	8	-	-	437
Net periodic pension and other post-retirement benefits costs	335	71	-	-	406
Accrued expenses and provision for inventory obsolescence	211	(7)	-	-	204
Employee benefit provisions	97	(37)	-	-	60
Deferred installation fee	65	(2)	-	-	63
Finance leases	69	(5)	-	-	64
Provision for Early Retirement	-	40	-	-	40
Total deferred tax assets	1,206	68	-	-	1,274
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,597)	(87)	-	-	(1,684)
Valuation of long-term investment	(45)	-	-	-	(45)
Land rights, intangible assets and others	(23)	10	-	-	(13)
Total deferred tax liabilities	(1,665)	(77)	-	-	(1,742)
Deferred tax liabilities of the Company	(459)	(9)	-	-	(468)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	349	(2)	-	-	347
Provision for impairment of receivables	138	22	-	-	160
Recognition of interest under USO arrangements	0	0	-	-	0
Total deferred tax assets	487	20	-	-	507
Deferred tax liabilities:
Difference between accounting and tax bases of and equipment property	(1,395)	121	-	-	(1,274)
Finance leases	(385)	(81)	-	-	(466)
Intangible assets	(52)	3	-	-	(49)
Total deferred tax liabilities	(1,832)	43	-	-	(1,789)
Deferred tax liabilities of Telkomsel - net	(1,345)	63	-	-	(1,282)
Deferred tax liabilities of other subsidiaries - net	(306)	(34)	-	-	(340)
Deferred tax liabilities - net	(2,110)	20	-	-	(2,090)
Deferred tax assets - net	201	18	-	-	219

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

g.   Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2014	(Charged) credited to the consolidated statements of profit or loss	(Charged) credited to the consolidated statements of other comprehensive income	Reclassification	December 31, 2015
The Company
Deferred tax assets:
Provision for impairment of receivable	470	(41)	-	-	429
Net periodic pension and other post-retirement benefits costs	330	3	2	-	335
Accrued expenses and provision for inventory obsolescence	76	135	-	-	211
Employee benefit provisions	72	25	-	-	97
Deferred installation fee	72	(7)	-	-	65
Finance leases	22	47	-	-	69
Total deferred tax assets	1,042	162	2	-	1,206
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,458)	(139)	-	-	(1,597)
Valuation of long-term investment	(69)	24	-	-	(45)
Land rights, intangible assets and others	(14)	(9)	-	-	(23)
Total deferred tax liabilities	(1,541)	(124)	-	-	(1,665)
Deferred tax liabilities of the Company	(499)	38	2	-	(459)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	323	16	10	-	349
Provision for impairment of receivables	129	9	-	-	138
Recognition of interest under USO arrangements	0	0	-	-	0
Total deferred tax assets	452	25	10	-	487
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(2,044)	350	-	299	(1,395)
Finance leases	(254)	(131)	-	-	(385)
Intangible assets	(61)	9	-	-	(52)
Total deferred tax liabilities	(2,359)	228	-	299	(1,832)
Deferred tax liabilities of Telkomsel - net	(1,907)	253	10	299	(1,345)
Deferred tax liabilities of other subsidiaries - net	(248)	(59)	1	-	(306)
Deferred tax liabilities - net	(2,654)	232	13	299	(2,110)
Deferred tax assets - net	95	107	(1)	-	201

As of June 30, 2016 and December 31, 2015, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were R24,602 billion and Rp28,295  billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it could reduce if actual future taxable income is lower than estimates.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  TAXATION (continued)

h.   Administration

From 2008 to 2015, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2015, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries to submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax became due.

The Minister  of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Minister of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

The Company received a letter from the Large Tax Office Four No. Pemb-00 427 / WPJ.19 / KP.0405 / RIK.SIS / 2015 dated June 29, 2015 regarding the notice of field examination for the tax period January to December 2014.

On April 20, 2016 the Company received assessment letter for overpayment of Income Tax No. 000/406/14/093/16  that determined the amount of income tax overpayment for fiscal year 2014 amounting to Rp 51.5 billion.

The Company received a letter from the LTO Four No. Pemb-00039 / WPJ.19 / KP.0405 / RIK.SIS / 2016 dated May 3, 2016 regarding the information of tax audit for the tax period January to December 2012. DGT contain that SPT for the fiscal years 2012 was untruth filling which caused by the tax obligations still have not been met, that the Company is not included in the categories excluded from the tax audit for the recipient of ARA. The company has sent a letter No. Tel. 119 / KU 000 / OFC-A0000000 / 2016 dated June 21, 2016 regarding the request for cancellation of the examination. The Company believes that appointment of article 27 (5c) of UU KUP that stated “The amount of the unpaid tax at the time of filing the appeal was not tax indepted until the appeal published, so that the tax obligation that has been met was not an untruth filling SPT.

      As of the date of approval and authorization for the assurance of these consolidated financial statements, there is no tax audit performed for fiscal years 2013 and 2015 until now.

28.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp9,926 billion and Rp7,447 billion by the weighted average number of shares outstanding during the period totaling 98,212,458,358 shares and 98,175,853,600 shares for the six months period ended June 30, 2016 and 2015, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp101.07 and Rp75.85  (in full amount) for the three months period ended June 30, 2016 and 2015, respectively.

The Company does not have potentially dilutive financial investments as of June  30, 2016 and 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 26  dated April 17, 2015 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved  the distribution of cash dividend and special cash dividend for 2014 amounting to Rp7,319 billion (Rp74.55  per share) and Rp1,464  billion (Rp14.91  per share), respectively. On May 21, 2015, the Company paid the cash dividend and special cash dividend totalling Rp8,783 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 50 dated  April 22, 2016 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved  the distribution of cash dividend and special cash dividend for 2015 amounting to Rp7,744 billion (Rp78.86  per share) and Rp1,549  billion (Rp15.77  per share), respectively. On May 26, 2016, the Company paid the cash dividend and special cash dividend totalling Rp9,293 billion.

      Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of June 30, 2016 and December 31, 2015 amounting to Rp15,337  billion, respectively.

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

      The breakdown of pension and other post-employment benefits  is as follows:

	Notes	June 30,2016	December 31,2015
Prepaid pension benefit cost
The Company - funded	30a.ia	924	1,329
MDM		1	2
Infomedia		0	0
Total prepaid pension benefit cost		925	1,331
Pension benefit and other post-employment benefit obligations
Pension
The Company - unfunded	30a.ib	2,458	2,500
Telkomsel	30a.ii	801	803
Pension benefit		3,259	3,303
Post-employment health care benefit	30b	209	118
Other post-employment benefit	30c	493	497
Obligation under the Labor Law	30d	276	253
Total pension benefit and otherpost-employment benefit obligations		4,237	4,171

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

       The breakdown of the benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2016	2015
Net periodic pension costs
The Company - funded	30a.ia	388	67
The Company - unfunded	30a.ib	140	126
Telkomsel	30a.ii	91	77
Infomedia		0	0
Net periodic pension costs	23	619	270
Post-employment health care benefit	23,30b	91	122
Other post-employment benefit	23,30c	24	23
Obligation under the Labor Law	30d	23	25
		757	440

a.   Pension benefit costs

                i.  The Company

a. Funded

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the six month period ended June 30, 2016 and December 31, 2015 amounted to Rpnil, respectively.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position for the six month period ended June 30, 2016 and for the year ended December 31, 2015, on the defined benefit pension plan:

	2016	2015
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	16,505	17,402
Charged to profit or loss:
Service costs	171	218
Past service cost - plan amendment	245	(55)
Interest costs	717	1,445
Pension plan participants’ contributions	23	45
Actuarial (gain) losses recognized in OCI	1,311	(1,666)
Expected pension benefits paid	(693)	(808)
Settlement	-	(76)
Projected pension benefit obligations at end of period	18,279	16,505

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

              i. The Company (continued)

a.       Funded  (continued)

Changes in pension benefit plan assets
Fair value of pension plan assetsat beginning of year	17,834	18,929
Interest income	751	1,576
Return on plan assets (excluding amount included in net interest expense)	1,311	(1,837)
Pension plan participants’ contributions	23	45
Expected pension benefits paid	(693)	(808)
Administrative expenses paid	(23)	(71)
Fair value of pension plan assets at end of period	19,203	17,834
Funded status	924	1,329
Prepaid pension benefit cost	924	1,329

As of June 30, 2016 and December 31, 2015, plan assets consisted of :

	2016		2015
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	1,538	-	1,335	-
Equity instruments
Finance	384	-	1,153	-
Consumer goods	209	-	953	-
Infrastructure, utilities and transportation	639	-	637	-
Construction, property and real estate	730	-	573	-
Basic industry and chemical	66	-	163	-
Trading, service and investment	600	-	183	-
Mining	869	-	45	-
Agriculture	56	-	29	-
Miscellaneous industries	553	-	240	-
Equity-based mutual fund	1,244	-	1,120	-
Fixed income instruments
Corporate bonds	-	3,534	-	3,587
Government bonds	8,224	-	7,257	-
Non-public equity
Direct placement	-	163	-	163
Property	-	156	-	156
Others	-	238	-	240
Total	15,112	4,091	13,688	4,146

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp439 billion and Rp445  billion, representing 2.29% and 2.49% of total plan assets as of June 30, 2016 and December 31, 2015, respectively, and bonds issued by the Company with fair value totalling Rp315 billion and Rp464  billion representing 1.64% and 2.60% of total assets as of June 30, 2016 and December 31, 2015, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

                i.  The Company (continued)

a.  Funded  (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp2,039 billion and (Rp332 billion) for the six  month period ended June  30, 2016 and for the year ended December 31, 2015, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company does not expect to contribute to the defined benefit pension plan in 2016.

Based on the Company policy issued on July 1, 2014 regarding Pension Regulation by Dana Pensiun Telkom, there is an increase in monthly benefits given to the pensioners, widow/widower or the children of participants who stopped working before the end of June,  2002.

During 2015, the Company made settlements to pensioners, widow/widower or the children of participant who has monthly pension benefits under Rp1,500,000  and choose to withdraw their pension benefits in lump sum.

Based on the Company policy issued on June 24, 2016 regarding Pension Regulation by Dana Pensiun Telkom, there is an increase in monthly benefits given to the widow/widower/children of participants who enrolled before April 20, 1992 , from 60% to 75% of pension benefits received by the pensioners. In addition, the company also provide a one-time benefits in 2016 with intention to improve the pensioners’ welfare.

The movements of the prepaid pension benefit cost during the three six month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	2016	2015
Prepaid pension benefit cost at beginning of year	1,329	1,170
Net periodic pension benefit cost	(405)	(27)
Actuarial (gain) losses recognized via the OCI	(1,311)	1,666
Asset ceiling recognized via the OCI	-	357
Return on plan assets (excluding amount included in net interest expense)	1,311	(1,837)
Prepaid pension benefit cost at end of year	924	1,329

The components of net periodic benefit cost for the six month periods ended June 30, 2016 and 2015 are as follows:

	2016	2015
Service costs	171	109
Past service cost	245	-
Plan administration cost	23	31
Net interest cost	(34)	(66)
Net periodic pension benefit cost	405	74
Amount charged to subsidiaries under contractual agreements	(17)	(7)
Net periodic pension benefit cost less amount charged to subsidiaries	388	67

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit costs (continued)

              i. The Company (continued)

a.  Funded  (continued)

Amounts recognized in OCI are as follows:

	2016	2015
Actuarial losses (gain) beginning of year	1,311	(749)
Return on plan assets (excluding amount included in net interest expense)	(1,311)	749
Net	-	-

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2015 and 2014, with reports dated February 25, 2016 and March 13, 2015, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate	9.00%	8.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b. Unfunded

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp4 billion and Rp7 billion for the six month period ended June 30, 2016 and for the year ended December 31, 2015, respectively.

Since 2007, the Company has provided pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs (continued)

                 i.  The Company (continued)

b. Unfunded (continued)

The following table presents the changes of the unfunded projected pension benefit obligations of MPS and MPP for the six  month period ended June  30, 2016 and for the year ended December 31, 2015:

	2016	2015
Changes in projected pension benefit obligations
Unfunded projected pension benefit obligations at beginning of year	2,500	2,326
Service costs	32	60
Interest costs	108	191
Actuarial losses recognized in OCI	-	187
Benefits paid by employer	(182)	(264)
Unfunded projected pension benefit obligations at end of year	2,458	2,500

The components of total periodic pension benefit cost for the six month periods ended June 30, 2016 and 2015 are as follows:

	2016	2015
Service costs	32	30
Net interest cost	108	96
Total periodic pension benefit cost	140	126

Amounts recognized in OCI amounted to RpNil.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2015 and 2014, with reports dated February 25, 2016 and March 13, 2015, respectively, by TWP independent actuary in association with WTW.

The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate	9.00%	8.50%
Rate of compensation increases	varies	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs (continued)

      (ii)   Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp93 miliar and Rp192 billion for the six month period ended June  30, 2016 and for the year ended December 31, 2015, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the six  month period ended June  30, 2016 and for the year ended December 31, 2015, on Telkomsel’s defined benefit pension plan:

	2016	2015
Changes in projected pension benefit obligation
Projected pension benefit obligation at beginning of year	1,415	1,281
Charged to profit or loss
Service costs	54	101
Net interest cost	59	106
Actuarial (gain) losses recognized in OCI	-	(64)
Expected benefits paid	-	(9)
Projected pension benefit obligation at end of year	1,528	1,415
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	612	469
Interest income in profit or loss	22	39
Return on plan assets (excluding amount includedin net interest expense)	-	(79)
Employer’s contributions	93	192
Expected benefits paid	-	(9)
Fair value of plan assets at end of year	727	612
Funded status	(801)	(803)
Provision for pension benefit cost	(801)	(803)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs (continued)

(ii)    Telkomsel (continued)

Movements of the provision for pension benefit cost for the six month period ended June  30, 2016 and for the year ended December 31, 2015:

	2016	2015
Provision for pension benefit cost at beginning of year	(803)	(812)
Periodic pension benefit cost	(91)	(168)
Actuarial gain (losses) recognized via the OCI	-	64
Return on plan assets (excluding amount included in net interest expense)	-	(79)
Employer contributions	93	192
Provision for pension benefit cost at end of year	(801)	(803)

The components of the periodic pension benefit cost for the six month periods ended June 30, 2016 and 2015 are as follows:

	2016	2015
Service costs	54	51
Net interest cost	37	26
Total periodic pension benefit cost	91	77

Amounts recognized in OCI amounted to Rpnil.

The net periodic pension cost for the pension plan was calculated, based on the  measurement date as of December 31, 2015 and 2014, with reports dated February 12, 2016 and February 5, 2015, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2015 and 2014, are as follows:

	2015	2014
Discount rate	9.25%	8.25%
Rate of compensation increases	8.00%	6.50%
Indonesian mortality table	2011	2011

The Company provides post-employment  health care benefits to all of its employees  hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post-employment health care benefit plan its provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution to the plan amounted to Rp17 billion and Rp15 billion for the six month period ended June 30, 2016 and for the year ended December 31, 2015, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefits provisions (continued)

ii. Telkomsel (continued)

The following table presents the changes in projected post-employment health care benefit provision, change in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan, and net amount recognized in the Company’s consolidated statement of financial position as of June 30, 2016 and December 31, 2015:

	2016	2015
Changes in projected post-employment health care benefit obligation
Projected post-employment health care benefit obligation at beginning of year	10,942	11,505
Charged to profit or loss:
Service costs	5	49
Net interest cost	496	961
Actuarial (gain) losses	773	(1,187)
Expected post-employment health care benefits paid	(208)	(386)
Projected post-employment health care benefit provision at end of year	12,008	10,942
Changes in post-employment health care benefit plan assets
Fair value of plan assets at beginning of year	10,824	11,064
Interest income	491	924
Return on plan assets (excluding amount included in net interest expense)	773	(647)
Expected post-employment health care benefits paid	(208)	(386)
Administrative expense paid	(81)	(131)
Fair value of plan assets at end of year	11,799	10,824
Funded status	(209)	(118)
Provision for post-employment health care benefit	(209)	(118)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefits provisions (continued)

ii. Telkomsel (continued)

As of June  30, 2016 and December 31, 2015, plan assets consisted of:

	June 30, 2016		December 31, 2015
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	853	-	811	-
Equity instruments:
Manufacturing & consumer goods	597	-	571	-
Finance	550	-	566	-
Construction	324	-	301	-
Infrastructure and telecommunication	287	-	211	-
Grocery	49	-	70	-
Mining	16	-	12	-
Miscellaneous industries:
Service	24	-	33	-
Agriculture	35	-	23	-
Biotechnology and chemical industry	81	-	6	-
Others	2	-	3	-
Equity-based mutual fund	1,223	-	1,129	-
Fixed income instruments:
Equity-baesd fixed income	7,527	-	6,837	-
Non-public equity:
Direct placement	-	195	-	213
Others	-	36	-	38
Total	11,568	231	10,573	251

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp221  billion and Rp174 billion, representing 1.88% and 1.61% of total assets as of June 30, 2016 and December 31, 2015, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,183 billion and Rp147 billion for the six month period ended June 30, 2016 and for the year ended December 31, 2015, respectively.

The movements of the provision for projected post-employment health care benefit for the six month period ended June 30, 2016 and for the year ended December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015
Changes in projected pension benefit obligation
Defined benefits liability at beginning of year	118	441
Net periodic pension cost	91	217
Actuarial (losses) gain recognized in OCI	773	(1.187)
Return on plan assets (after deducting the value which is included in net interest expense)	(773)	647
Projected pension benefit obligations at end of year	209	118

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefits provisions (continued)

ii.    Telkomsel (continued)

The components of net periodic post-employment health care benefit  cost for the six  month periods  ended June 30, 2016 and 2015 are as follows:

	2016	2015
Service costs	5	24
Plan administration cost	81	79
Net interest cost	5	19
Net periodic pension benefit cost	91	122
Amount charged to subsidiaries under contractual agreement	(1)	-
Net periodic post-employment health care benefits cost less cost to subsidiaries	90	122

           Amounts recognized in OCI  are as follows:

	2016	2015
Actuarial (gain) losses recognized during the year	773	(340)
Return on plan assets (excluding amount included in net interest expense)	(773)	340
Net	-	-

The actuarial valuation for the post-employment health care benefits was performed based on the measurement date as of December 31, 2015 and 2014 with reports dated February 25, 2016 and February 24, 2015, respectively by TWP, an independent actuary in association with WTW. The principal acturial assumptions used by the independent actuary as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31 2014
Discount rate	9.25%	8.50%
Health care costs trend rate assumed for the nex year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2016	2015
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.  Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

The changes in the projected other post-employment benefit obligations for the six  month period ended June  30, 2015 and for the year ended December 31, 2015 are as follows:

	June 30, 2016	December 31, 2015
Changes in projected other post-employment benefits provision
Unfunded projected benefit obligations at beginning of year	497	488
Charged to profit or loss:
Service costs	3	8
Net interest cost	21	39
Actuarial losses recognized in OCI	-	11
Benefits paid by employer	(28)	(49)
Provision for other post-employment benefits	493	497

The components of the projected  other post-employment benefit cost for the six month periods ended June 30, 2016 and 2015 are as follows:

	2016	2015

Service costs	3	4
Net interest cost	21	19
Total	24	23

Amounts recognized in OCI amounted to RpNil

The actuarial valuation for the other post-employment benefits was calculated based on the measurement date as of December 31, 2015 and 2014 with reports dated February 25, 2016 and February 24, 2015, respectively by TWP, an independent actuary in association with WTW.

The principal acturial assumptions used by the independent actuary as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Discount rate	9.00%	8.50%
Indonesian mortality table	2011	2011

      d.   Obligation under the Labor Law provisions

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age. The total related obligation recognized for the six month period ended June  30, 2016 and for the year ended  December 31, 2015 amounted to Rp276 billion and Rp253  billion, respectively. The related employee benefits cost charged to expense amounted to Rp23 billion and Rp25 billion for the six month periods ended June 30, 2016 and 2015, respectively (Note 23).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

      e.   Maturity Profile of Defined Benefit Obligation (“DBO”)

     Weighted average duration of DBO for the Company and Telkomsel are 10.43  years and 11.86  years, respectively. The timing of benefits payments for June 30, 2016 is as follows (in millions of Rupiah):

		Expected Benefits Payment
	Company			Post-employment Health benefits	Other post-employment benefits
Time Period	funded	unfunded	Telkomsel
Within next 10 years	13.948	2.982	1.166	5.041	585
Within 10-20 years	19.912	235	5.183	6.738	148
Within 20-30 years	17.377	15	5.275	6.609	47
Within 30-40 years	11.453	1	730	4.939	4
Within 40-50 years	26.115	-	-	2.228	-
Within 50-60 years	301	-	-	211	-
Within 60-70 years	13	-	-	1	-
Within 70-80 years	0	-	-	0	-	-

f.      Sensitivity Analysis

1% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
Sensitivity	1% Increase	1% Decrease	1% Increase	1% Decrease
Funded	(1,456)	1,707	416	(394)
Unfunded	(72)	77	71	(71)
Telkomsel	(82)	89	89	(83)
Post-employment health care benefits	(1,360)	1,645	1,803	(1,479)
Other post-employment benefits	(17)	18	-	-

The sensitivity analyses have been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s end of the year DBO. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analyses from the previous period.

31.  LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp487 billion and Rp501 billion as of June  30, 2016 and December 31, 2015, respectively. The related benefit costs charged to expense amounted to Rp53 billion and Rp44 billion as of June  30, 2016 and 2015, respectively (Note 23).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data revenue, other telecommunication service revenue, finance income, finance costs, investment in financial instruments
State-owned enterprises	Entity under common control

Internet and data revenue, other telecommunication services revenue, operating expenses, purchase of property and equipment, construction and installation services, insurance expenses, finance income, finance costs, investment in financial instruments, insurance for property and equipment, insurance for employees, electricity expenses and cost of SIM cards

Indosat	Entity under common control

Interconnection revenue, network lease revenue, satellite transponder usage revenue, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, usage of data communication network system expenses

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Interconnection revenue, network revenue, leased lines expenses, and usage of communication network system expenses
Indosat Mega Media	Entity under common control	Network revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance costs, investment in financial instrument.
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Pegadaian	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Garuda Indonesia	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, interconnection revenue
Badan Penyelenggara Jaminan Sosial (“BPJS”)	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Satellite insurance expense, vehicle insurance expense
PT Adhi Karya Tbk (“Adhi Karya”)	Entity under common control	Purchase of materials and construction
services
PT Waskita Karya Tbk (“Waskita”)	Entity under common control	Purchase of materials and construction
services
INTI	Entity under common control	Purchase of property and equipment
LEN	Entity under common control	Purchase of property and equipment
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.    RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
Bank Mandiri	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
BRI	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
BTN	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
CSM	Associated company	Satelite transponder usage revenue, network revenue and transmission lease expenses
PT Poin Multi Media Nusantara(“POIN”)*	Associated company	Purchases of handset
Yakes	Entity under significant influence	Medical expense
Koperasi Pegawai Telkom(“Kopegtel”)	Entity under significant influence

Purchase of property and equipment development and instalation, lease of building Expenses, lease of vehicles, purchase of cars, and purchase of materials and construction service, maintenance and cleaning serviceexpenses, and sahring profit of PBH

PT Sandhy Putra Makmur (“SPM”)	Entity under significant influence	Leases of buildings, leases of vehicles, purchase of materials and construction services, maintenance and cleaning service expenses
Koperasi Pegawai Telkomsel (“Kisel)	Entity under significant influence

Internet and data revenue, other telecommunication service revenue, leases of vehicles, printing and distribution of customer bills expenses, collection fee, and other services fee, distribution  of SIM cards and pulse reload voucher, purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Interconnection revenue, installation expense, maintenance expense, and purchase of property and equipment
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Entity under significant influence	Purchase of property and equipment
Directors and commissioners	Key management personnel	Honorarium and facilities

          *) On September 18, 2014, PINs acquire 25% ownership of Tiphone (Note 8). POIN is a subsidiary of Tiphone

Total balance of accounts receivable and accounts payable at the end of the year free of interest and its completion would occur in the form of cash. There are no guarantees provided or received for any accounts receivable and payable with related parties. In 2015, the Group recorded an impairment of receivables from related parties amounted to Rp280 billion. This assessment is conducted every year to assess the present status of existing receivables and historical collection of accounts receivable ago.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties

The following are significant transactions with related parties:

	2016		2015
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder Government	87	0.15	121	0.25
Entities under common control
Indosat	579	1.03	480	0.98
BRI	113	0.20	89	0.18
Bank Mandiri	90	0.16	77	0.16
BNI	82	0.15	62	0.13
Lintasarta	52	0.09	43	0.09
PT Garuda Indonesia	49	0.09	38	0.08
KAI	42	0.07	59	0.12
BTN	43	0.08	18	0.04
Pertamina	47	0.08	61	0.12
PT Pegadaian	34	0.06	33	0.07
ICON Plus	28	0.05	-	-
BSM	16	0.03	14	0.03
PLN	11	0.02	25	0.05
BRI Syariah	3	0.01	3	0.01
Sub-total	1,276	2.27	1,123	2.31
Entities under significant influence
Kisel	2,380	4.22	1,683	3.45
Gratika	238	0.42	192	0.39
Sub-total	2,618	4.64	1,875	3.84
Associated companies
Indonusa	59	0.10	30	0.06
CSM	17	0.03	19	0.04
Sub-total	76	0.13	49	0.10
Others	180	0.22	245	0.50
Total	4,150	7.26	3.292	6.75

	2016		2015
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
Indosat	465	1.28	739	2.17
PLN	310	0.85	375	1.10
Jasindo	112	0.31	148	0.44
BPJS	27	0.07	-	-
PT Pos Indonesia	11	0.03	45	0.13
SJU	6	0.02	5	0.01
PT Inti	5	0.01	3	0.01
Sub-total	936	2.57	1,315	3.86
Entities under significant influence
Kisel	604	1.66	395	1.16
Kopegtel	271	0.74	197	0.58
Yakes	82	0.23	42	0.12
SPM	-	-	4	0.01
Sub-total	957	2.63	638	1.87

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

The following are significant transactions with related parties:

	2016		2015
	Amount	% of total expenses	Amount	% of total expenses
Associated companies
Indonusa	76	0.21	-	-
CSM	-	-	9	0.03
Sub-total	76	0.21	9	0.03
Others	14	0.04	6	0.02
Total	1,983	5.45	1,968	5.78

	2016		2015
	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Entity under common control
State-owned banks	476	53.72	399	66.50
Others	2	0.23	-	-
Total	478	53.95	399	66.50

	2016		2015
	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
Government	35	2.69	39	3.88
Entity under common control
State-owned banks	550	42.28	636	63.35
Total	585	44.97	675	67.23

	2016		2015
	Amount	% of total purchases	Amount	% of total purchases
PURCHASES OF PROPERTY AND EQUIPMENTS (Note 9)
Entity under common control
INTI	83	0.60	45	0.38
LEN	-	-	19	0.16
Sub-total	83	0.60	64	0.54
Entities under significant influence
Bangtelindo	69	0.50	-	-
Kopegtel	41	0.30	31	0.26
SPM	34	0.25	-	-
Gratika	-	-	33	0.28
Kisel	31	0.23	-	-
Sub-total	175	1.28	64	0.54
Others	-	-	20	0.17
Total	258	1.88	148	1.25

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

		June 30, 2016		December 31, 2015
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	13,956	8.14	15,028	9.04
b.	Other current financial assets (Note 4)	2,443	1.43	2,500	1.50
c.	Trade receivables - net (Note 5)	1,158	0.68	1,104	0.66
d.	Advances and prepaid expenses (Note 7)	30	0.02	15	0.01
e.	Advances and other non-current assets (Note 10)	49	0.03	6	0.00

		June 30, 2016		December 31, 2015
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 12)
	Entities under common control
	INTI	481	0.63	443	0.61
	Indosat	256	0.33	160	0.22
	State-owned enterprises	71	0.09	98	0.13
	Sub-total	808	1.05	701	0.96
	Entities under significant influence
	Kopegtel	61	0.08	97	0.13
	Yakes	9	0.01	19	0.03
	Bangtelindo	8	0.01	19	0.03
	SPM	3	0.00	16	0.02
	Sub-total	81	0.10	151	0.21
	Others	694	0.91	1,223	1.68
	Total	1,583	2.06	2,075	2.85
g.	Accrued expenses (Note 13)
	Majority stockholder
	Government	13	0.02	16	0.02
	Entities under common control
	State-owned enterprises	86	0.11	114	0.16
	State-owned banks	101	0.13	68	0.09
	Subtotal	187	0.24	182	0.25
	Entity under significant influence
	Kisel	181	0.24	188	0.26
	Total	381	0.50	386	0.53
h.	Advances from customers and suppliers
	Majority stockholder
	Government	19	0.02	19	0.03
i.	Short-term bank loans (Note 15)
	Entities under common control
	BRI	57	0.07	57	0.08
	BNI	25	0.03	25	0.03
	Bank Syariah Mandiri (“BSM”)	14	0.02	15	0.02
	Total	96	0.12	97	0.13

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

		June 30, 2016		December 31, 2015
		Amount	% of total liabilities	Amount	% of total liabilities
j.	Two-step loans (Note 16a)
	Majority stockholder
	Government	1,485	1.94	1,520	2.09
k.	Long-term bank loans - net (Note 16c)
	Entities under common control
	BNI	5,871	7.67	5,592	7.69
	BRI	3,023	3.95	2,633	3.62
	Bank Mandiri	2,358	3.08	2,564	3.52
	Total	11,252	14.70	10,789	14.83

c.   Significant agreements with related parties

i.   The Government

     The Company obtained two-step loans from the Government (Note 16a).

ii.   Indosat

     The Company has an agreement with Indosat to provide international telecommunications services to the public.

     The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

     The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

     The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

     On December 28, 2006, the Company and Indosat signed amendments on the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006. These amendments took effect starting on January 1, 2007.

     Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

     The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  RELATED PARTY TRANSACTIONS (continued)

c.   Significant agreements with related parties (continued)

iii.  Others

     The Company has entered into agreements with CSM and Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel for the transfer of its Flexi business to Telkomsel (Note 35c.ii)

d.   Key management personnel remuneration

Key management personnels consist of the Boards of Commissioners and Directors of the Company and its subsidiaries.

The Group provides remuneration in the form of honorarium and facilities to support the operational duties of the Board of Commissioners and short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits is as follows:

	2016		2015
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	189	0.52%	142	0.42%
Board of Commissioners	59	0.16%	46	0.13%

33.  OPERATING SEGMENT

The Group has four main operating segments, namely corporate, home, personal and others. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

No operating segments have been aggregated to form the operating segments of personal, home and others, while corporate operating segment is aggregated from business, enterprise, wholesale and international operating segments since they have the similar economic characteristics and similar in other qualitative criteria such as providing similar network services and serving corporate customers.

      Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

      However, the financing activities and income taxes are not separately evaluated and allocated to operating segment.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  OPERATING SEGMENT (continued)

Segment revenues and expenses include transactions between operating segments and are accounted at market prices.

	2016
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	12,058	4,102	40,138	156	56,454	-	56,454
Inter-segment revenues	7,154	2,240	1,471	1,010	11,875	(11,875)	-
Total segment revenues	19,212	6,342	41,609	1,166	68,329	(11,875)	56,454
Expenses
External expenses	(12,781)	(3,793)	(19,005)	(988)	(36,567)	-	(36,567)
Inter-segment expenses	(3,675)	(2,132)	(6,009)	(28)	(11,844)	11,844	-
Total segment expenses	(16,456)	(5,925)	(25,014)	(1,016)	(48,411)	11,844	(36,567)
Segment results	2,756	417	16,595	150	19,918	(31)	19,887
Other information
Capital expenditures	(5,246)	(1,634)	(6,682)	(348)	(13,910)	-	(13,910)
Depreciation and amortization	(1,998)	(476)	(6,203)	(62)	(8,739)	-	(8,739)
Provision for impairment of receivables	78	(133)	(89)	(5)	(149)	-	(149)

	2015
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	10,884	3,701	34,144	151	48,840	-	48,840
Inter-segment revenues	6,328	1,982	1,369	937	(10,616)	(10,616)	-
Total segment revenues	17,172	5,683	35,513	1,088	(10,616)	(10,616)	48,840
Expenses
External expenses	(9,606)	(3,033)	(20,141)	(937)	(33,717)	-	(33,717)
Inter-segment expenses	(3,595)	(2,122)	(4,875)	(24)	(10,616)	10,616	-
Total segment expenses	(13,201)	(5,155)	(25,016)	(961)	(44,333)	10,616	(33,717)
Segment results	3,971	528	10,497	127	(15,123)	-	15,123
Capital expenditures	(3,844)	(1,746)	(5,931)	(418)	(11,939)	-	(11,939)
Depreciation and amortization	(1,024)	(621)	(7,111)	(37)	(8,793)	-	(8,793)
Provision for impairment of receivables	(230)	(106)	(133)	(2)	(471)	-	(471)

Geographic information:

	2016	2015
External revenues
Indonesia	55,515	47,939
Foreign countries	939	901
Total	56,454	48,840

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  OPERATING SEGMENT (continued)

The revenue information above is based on the location of the customers.

	2016	2015
Non-current operating assets
Indonesia	108,0701	05,361
Foreign countries	3,774	1,395
Total	111,844	106,756

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

34.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

b.    Mobile cellular telephone tariffs

      On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding  “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

            with the following traffic structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

d.   Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.   Tariff for other services

      The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

35. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

      As of June 30, 2016, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, switching equipment, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	8,137
U.S. dollar	560	7,388
Euro	1.23	18
Total		15,543

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)     The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and JF DJAFA Consortium	November 14, 2012	Procurement and installation agreement of Outside Plant Fiber To The Home (OSP FTTH)
The Company and ASN-PT Lintas Consortium	May 6, 2013	Procurement and installation agreement of Sulawesi Maluku Papua Cable System (SMPCS) project
The Company and PT Cisco Technologies Indonesia	November 14, 2013	Procurement and installation agreement of WIFI CISCO
The Company and PT NEC Indonesia	November 29, 2013	Procurement and installation of IP Radio equipment agreement for Backhaul Node-B Telkomsel Package-3 Platform NEC
The Company and PT Ericsson Indonesia - PT Infracell Nusatama	December 23, 2013	Procurement and installation of IP Radio Equipment agreement for Backhaul Node-B Telkomsel Package-1 Platform Ericsson
The Company and Thales Alenia Space France	July 14, 2014	Procurement of Telkom-3 Substitution (T3S) Satellite System
The Company and PT Huawei Tech Investment	October 23, 2014	Procurement and installation of Access Point Indonesia WIFI Platform Huawei
The Company, Telkom Malaysia Berhad, Telin, Alcatel-Lucent Submarine Networks and NEC Corporation	January 30, 2015	Procurement and installation of Southeast Asia – Middle East – Western Europe 5 Cable System (SEA – ME - WE 5)
The Company and PT Huawei Tech Investment	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform Huawei
The Company and PT ZTE Indonesia	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform ZTE
The Company and PT Lintas Teknologi Indonesia	November 17, 2015	Procurement and installation agreement for DWDM Platform Alcatel - Lucent (ALU)
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement for Metro Ethernet Platform ALU
The Company and PT Sisindokom Lintasbuana	November 23, 2015	Procurement and installation agreement for PE-VPN CISCO
The Company and PT Mastersystem Infotama	December 3, 2015	Procurement and installation agreement for IP Backbone System expansion
The Company and PT ZTE Indonesia	December 21, 2015	Procurement and installation agreement for IPTV Platform ZTE capacity expansion

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Sarana Global Indonesia	December 31, 2015	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sibolga-Nias, Batam-Tanjung Balai Karimun, Larantuka-Kabalahi-Atambua
The Company and PT Industri Telekomunikasi Indonesia	December 29, 2015	Renewal agreement of procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network Trade In/Trade Off method
The Company and PT Len Industri (Persero)	December 29, 2015	Renewal agreement of procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network Trade In/Trade Off method
The Company and Space System/Loral, LLC	February 29, 2016	Telkom’s agreement – 4 Satellite system

(ii)            Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.    Borrowings and other credit facilities

(i)     As of June  30, 2016, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2018	Rp	-	72
			US$	0	1
BNI	250	March 31, 2017	Rp	-	73
Bank Mandiri	300	December 23, 2016	Rp	-	76
			US$	0	0
Total	900				223

(ii)     Telkomsel has US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2016. Under these facilities, as of June 30, 2016, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.5 million) for a 3G performance bond (Note 39c.i). The bank guarantee is valid until March 24, 2016. As of the date of approval and authorization for the issuance of the consolidated financial statements, the bank guarantee is not extended.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on September 25, 2016. Under this facility, as of June 30, 2015, Telkomsel has issued a bank guarantee of Rp443 billion (equivalent to US$33 million) as payment commitment guarantee for annual right of usage fee valid until March 31, 2017  and Rp20 billion (equivalent to US$1.5 million) for a 3G performance guarantee that valid until May 31, 2016. As of the date of approval and authorization for the extension of the facility is still in process.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2017.

Telkomsel has also a Rp100  billion bank guarantee facility with BNI. The facility will expire on December 11, 2016. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp53  billion (Note 35c.iv).

(iii)    TII has a US$15  million bank guarantee from Bank Mandiri. The facility will expire on December 18, 2016.  The outstanding bank guarantee facility as of June 30, 2016 amounting  to US$10 million.

c.   Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

  Others (continued)

(i)     3G license (continued)

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond every year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the Decree above, the Company and Telkomsel paid the first, second, third and forth year annual frequency usage fees in 2010, 2011, 2012 and 2013, respectively.

In order to maximize its business opportunities from the group synergy, the Company restructured its fixed wireless business unit by terminating the respective fixed wireless telecommunication network services and transferring the fixed wireless business and subscribers to Telkomsel.  On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 4,9b, 32). Telkomsel has paid through an escrow account amounting to Rp2,162 billion for this restructuring business and presented as Other Current Financial Assets (Note 4). As the date of approval and authorization of the consolidated financial statements, the restructuring business is still in process.

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum since  the decision letter was issued.

During the transition  period, the Company is still able to use the radio frequency spectrum of 880-887.5  MHz paired  with 925-932.5 MHz until December 14, 2014.

Based on Decision Letters No. 940 dated September 26, 2014, MoCI determined that the fifth year (Y5), 2014, annual frequency usage fee of Telkomsel was Rp2,198 billion. The fee includes annual frequency usage fee transferred from Company to Telkomsel and was  paid in December 2014.

Based on Decision letter No. 983 issued in 2015, the MoCI determined that the sixth year (Y6) 2015, annual frequency usage fee of Telkomsel was Rp 2,398 billion. The fee was paid in December 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

  Others (continued)

(ii)   Radio Frequency Usage (continued)

On July 6, 2015, Telkomsel received Decision Letter No.644 Year 2015 dated June 30, 2015, of the MoCI, which replaced Decision Letter No.42 Year 2014 dated January 29, 2014, the MoCI granted Telkomsel the rights to provide:

(i)     Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz and 1800 MHz bands;

(ii)    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(iii)   Basic telecommunication services.

(iii) Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2016  and 2025.  Periods maybe extended based on the agreement by both parties.

   Future minimum lease payments under the operating lease agreements as of June  30, 2016 are as follows:

	Total	Less than 1 year	1-5years	More than 5 years
As lessee	43,438	5,569	18,713	19,156
As lessor	2,732	1,104	1,625	3

In connection with the restructuring of its fixed wireless business unit (Note 35c.ii), the Company undertakes a negotiation to early terminate its operating lease agreements, and has recorded provisions for early termination amounted Rp666 billion which is presented as “Other expense”. The future minimum lease payments above includes lease agreements with telecommunication tower providers, which were used for its fixed wireless business unit.

(iv) USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009 and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCi which was effective from January 22, 2013. The latest Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv) USO (continued)

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No. 03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.    The Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatera, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

In 2014, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. As of the date of approval and authorization for the issuance of the consolidated financial statements, the arbitration claim is still in process.

b.    Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtain local fixed-line licenses and the right to use radio frequency in the 2,390 MHz - 2,400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(iv) USO (continued)

b. Telkomsel (continued)

On March 31, 2014, the USO program for packages 1, 2, 3, 6 and 7 ceased.  As of September 18, 2014, Telkomsel filed an arbitration claim to  BANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel should pay the outstanding receivables from those USO program to BPPPTI amounting to Rp94.2 billion. Telkomsel accepted the decision and paid the balance in December 2015.

On June 30, 2016 and December 31, 2015, the carrying value of the Company's receivables and related Telkomsel USO program that is amortized using the effective interest rate method are respectively Rp178 billion and Rp179 billion (Note 5).

36.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has recognized provision for losses amounting to Rp43 billion as of June 30, 2016.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. On June 18, 2008, in case No. 26/KPPU-I/2007, the Company, Telkomsel and seven other local operators was investigated. KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of case by seven operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015 Central Jakarta District Court decided to that the Company, Telkomsel and seven other local operators win this case.

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices. On February 29, 2016, the SC decided in case No.9 K/PDT.SUS-KPPU/2016 ruled that the KPPU  win over this case. As of the date of approval and authorization for the issuance of the consolidated financial statements, the Company is considering to request for a judicial review of the case by the SC.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  CONTINGENCIES (continued)

b.    The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013, the Company filed an appeal to the Makassar High Court. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and the Company filed an appeal to the Supreme Court.

On January 9, 2015, the Company received the SC Notice No. 226/Pdt.G/2012/PN.Mks. regarding the case in which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

On December 16, 2015, through its letter No.336 PK/Pdt/2015, the SC decided on the case in favor of the Company.

37.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      Assets and liabilities denominated in foreign currencies are as follows:

	June 30, 2016
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	349.65	7.02	15.39	4,818
Other current financial assets	26.35	-	0.75	357
Trade receivables
Related parties	1.28	-	-	16
Third parties	81.17	-	1,83	1,088
Other receivables	0.22	-	3.72	55
Advances and other non-current assets	3.89	-	-	52
Total assets	462.56	7.02	21.69	6,386
Liabilities
Trade payables
Related parties	(0.23)	-	-	(3)
Third parties	(177.06)	(3.81)	(4.64)	(2,396)
Other payables	(23.84)	-	(1.61)	(337)
Accrued expenses	(52.57)	(22.66)	(0.16)	(699)
Advances from customers and suppliers	(0.48)	-	-	(6)
Current maturities of long-term liabilities	(11.60)	(767.90)	-	(252)
Promissory notes	(0.54)	-	-	(7)
Long-term liabilities - net of current maturities	(82.03)	(5,759.23)	-	(1,822)
Total liabilities	(348.35)	(6,553.60)	(6.41)	(5,522)
Assets (Liabilities) - net	114.21	(6,546.58)	15.28	864

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	December 31, 2015
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	494.19	11.37	10.34	6,957
Other current financial assets	30.37	-	1.02	433
Trade receivables
Related parties	1.69	-	-	23
Third parties	104.19	-	1.18	1,453
Other receivables	0.40	-	0.10	7
Advances and other non-current assets	3.88	-	-	54
Total assets	634.72	11.37	12.64	8,927
Liabilities
Trade payables
Related parties	(0.42)	-	-	(6)
Third parties	(202.04)	(10.73)	(2.39)	(2,819)
Other payables	(22.26)	-	(1.65)	(330)
Accrued expenses	(34.45)	(25.45)	(0.18)	(481)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term liabilities	(12.04)	(767.90)	-	(254)
Promissory notes	(1.99)	-	-	(28)
Long-term liabilities - net of current maturities	(187.48)	(6,143.18)	-	(3,290)
Total liabilities	(461.16)	(6,947.26)	(4.22)	(7,215)
Assets (Liabilities) - net	173.56	(6,935.89)	8.42	1,712

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of June 30, 2016 using the exchange rates on July 26, 2016, the unrealized foreign exchange loss amounted to Rp11 billion.

38.  FINANCIAL RISK MANAGEMENT

1.     Fair value of financial assets and financial liabilities

a.     Classification

                           i.    Financial asset

	June 30, 2016	December 31, 2015
Fair value of financial asset through profit or loss
Derivative asset – put option	172	172
Payables and receivables
Cash and cash equivalents	21,431	28,117
Trade receivables and other receivables, net	14,434	7,872
Other current financial assets	2,408	2,486
Other non - current assets	361	379
Available - for - sale financial assets
Available - for - sale securities	161	160
Total financial asset	38,967	39,186

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities (continued)

a.     Classification (continued)

                          ii.    Financial liabilites

	June 30, 2016	December 31, 2015
Financial liabilities measured at amortised cost
Trade payables and other payables	14,167	14.284
Accrued expenses	9,978	8.247
Loans and other borrowings
Short-term bank loans	686	602
Two-step loans	1,485	1.520
Bonds and notes	9,513	9.548
Long-term bank loans	17,755	18.362
Obligation under finance lease	4,552	4.580
Total financial liabilities	58,136	57.143

b.     Fair value

			Fair value measurement at reporting date using
June 30, 2016	Carrying amount	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	161	161	60	101	-
Fair value through profit or loss	172	172	-	-	172
Total	333	333	60	101	172
Financial liabilities for which fair value are disclosed
Liabilities
Two-step loans	1,485	1,521	-	-	1,521
Bonds and notes	9,513	9,953	9,405	-	548
Long-term bank loans	17,755	17,785	-	-	17,785
Obligation under finance lease	4,552	4,552	-	-	4,552
Total	33,305	33,811	9,405	-	24,406

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities  (continued)

b.     Fair value (continued)

			Fair value measurement at reporting date using
December 31, 2015	Carrying amount	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	160	160	55	105	-
Fair value through profit or loss	172	172	-	-	172
Total	332	332	55	105	172
Financial liabilities for which fair value are disclosed
Liabilities
Two-step loans	1.520	1.538	-	-	1.538
Bonds and notes	9.548	9.541	8.972	-	569
Long-term bank loans	18.362	18.314	-	-	18.314
Obligation under finance lease	4.580	4.580	-	-	4.580
Total	34.010	33.973	8.972	-	25.001

Available-for-sale financial assets primarily consist of mutual funds, and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Financial asset at fair value through profit or loss represents the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations. Since the fair value is not observable and valuation technique is used to determine the fair value, this financial asset is classified as level 3.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of June 30, 2016 and 2015 are as follows:

	2016	2015
Beginning balance	172	290
Unrealized loss - recognized in consolidated statement of profit or loss and other comprehensive income	-	-
Ending balance	172	290

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

1.     Fair value of financial assets and financial liabilities  (continued)

c.     Fair value measurement

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)    The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

(ii)   The fair values of long-term financial asssets and financial liabilities (other non-current assets (long-term receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows.

(iii)  Available-for-sale financial assets primarily consist of mutual funds, Corporate and Government bonds. Mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iv)  The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.   Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

      2.   Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

        a.    Foreign exchange risk

The Group is  exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars  and Japanese yen. The Group’s  exposures  to other foreign exchange rates are not material.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

        a.    Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s  financial assets and financial liabilities exposure to foreign currency risk:

	June 30, 2016		December 31, 2015
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.46	0.01	0.63	0.01
Financial liabilities	(0.35)	(6.55)	(0.46)	(6.95)
Net exposure	0.11	(6.54)	0.17	(6.94)

Sensitivity analysis

A strengthening of the U.S.dollar and Japanese yen, as indicated below, against the rupiah at June 30, 2016 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables in particular interest rates, remain constant.

Equity/profit (loss)
June 30, 2016
U.S. dollar (1% strengthening)	15
Japanese yen (5% strengthening)	(42)

A weakening of the U.S.dollar  and Japanese yen  against the rupiah at June 30, 2016 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

      The Group is  exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

      The performance of the Group’s  available-for-sale investments is  monitored periodically, together with a regular assessment of their relevance to the Group’s  long-term strategic plans.

      As of June  30, 2016, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

      2.   Financial risk management (continued)

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15, 16a, 16b, and 16c). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses  interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	June 30, 2016	December 31, 2015
Fixed rate borrowings	(16,874)	(16,687)
Variable rate borrowings	(17,117)	(17,925)

Sensitivity analysis for variable rate borrowings

As of June  30, 2016, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by
Rp43 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.    Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	June 30, 2016	December 31, 2015
Cash and cash equivalents	21,431	28,117
Other current financial assets	2,741	2,818
Trade and other receivables, net	14,434	7,872
Other non-current assets	361	379
Total	38,967	39,186

The Group is exposed to credit risk primarily from trade and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Trade and other receivables do not have any major concentration risk whereas no customer receivable balances exceed 2.63% of trade receivables of June  30, 2016.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

2.     Financial risk management (continued)

e.   Liquidity risk

Liquidity risk arises in situations where the Group has  difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s  financial obligations. The Group continuously performs  an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios,  against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities:

	Carrying amount	Contractual cash flows	2016	2017	2018	2019	2020 and thereafter
June 30, 2016
Trade and other payables	14,167	(14,167)	(14,167)	-	-	-	-
Accrued expenses	9,978	(9,978)	(9,978)	-	-	-	-
Loans and other borrowings
Bank loans	18,441	(22,150)	(4,861)	(2,336)	(7,944)	(2,619)	(4,390)
Bonds and notes	9,513	(20,457)	(1,024)	(666)	(904)	(1,228)	(16,635)
Obligations under finance leases	4,552	(4,745)	(541)	(925))	(811)	(781)	(1,687)
Two-step loans	1,485	(1,722)	(296)	(143)	(255)	(227)	(801)
Total	58,136	(73,219)	(30,867)	(4,070)	(9,914)	(4,855)	(23,513)

	Carrying amount	Contractual cash flows	2016	2017	2018	2019	2020 and thereafter
December 31, 2015
Trade and other payables	14,284	(14,284)	(14,284)	-	-	-	-
Accrued expenses	8,247	(8,247)	(8,247)	-	-	-	-
Loans and other borrowings
Bank loans	18,964	(23,760)	(5,182)	(4,339)	(8,780)	(2,037)	(3,422)
Bonds and notes	9,548	(20,919)	(1,032)	(1,012)	(1,008)	(1,226)	(16,641)
Obligations under finance leases	4,580	(6,069)	(1,027)	(991)	(888)	(800)	(2,363)
Two-step loans	1,520	(1,791)	(293)	(282)	(247)	(219)	(750)
Total	57,143	(75,070)	(30,065)	(6,624)	(10,923)	(4,282)	(23,176)

The difference between the carrying amount and the contractual cash flows is interest value.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	June 30, 2016		December 31, 2015
	Amount	Portion	Amount	Portion
Short-term debts	684	0.61%	602	0.55%
Long-term debts	33,272	29.50%	34,010	30.99%
Total debts	33,956	30.11%	34,612	31.54%
Equity attributable to owners of the parent company	78,821	69.89%	75,136	68.46%
Total	112,777	100.00%	109,748	100.00%

The Group’s  objectives when managing capital are to safeguard the Group’s  ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group  conducts debt valuation to assess possibilities of refinancing existing debts with new ones, which have more efficient cost that will lead to more optimized cost-of-debt.  In case of idle cash with limited investment opportunities, the Group  will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio, which is monitored by management to evaluate the Group’s  capital structure and review the effectiveness of the Group’s debts. The Group  monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of June 30, 2016 and December 31, 2015 is as follows:

	June 30, 2016	December 31, 2015
Total interest-bearing debts	33,956	34,612
Less: cash and cash equivalents	(21,431)	(28,117)
Net debts	12,525	6,495
Total equity attributable to owners of the parent company	78,821	75,136
Net debt-to-equity ratio	15.89%	8.64%

As stated in Notes 16, the Group  is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the six  months period ended June  30, 2016 and for the year ended December 31, 2015, the Group has complied with the externally imposed capital requirements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and For the Six  Months Period Then Ended (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

40.  SUPPLEMENTAL CASH FLOWS INFORMATION

   The non-cash investing activities for the years ended June 30, 2016 and 2015 are as follows:

	2016	2015
Acquisition of property and equipment credited to:
Trade payables	5,151	7,366
Obligations under finance leases	290	381

41.  SUBSEQUENT EVENTS

a.    On July 11, 2016, the Company purchased Bahana Primera Plus Protected Fund 108 mutual fund amounting to Rp500 billion.

b.   On July 22, 2016, Telkomsel paid off some loans amounting to Rp1,000 billion.